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Exhibit 99.1

CTRIP.COM INTERNATIONAL, LTD.

Unaudited interim condensed consolidated statements of income and comprehensive income for the six-month periods ended June 30, 2015 and 2016

	Six-month period ended June 30, 2015	Six-month period ended June 30, 2016	Six-month period ended June 30, 2016
	RMB	RMB	US$
Revenues:
Accommodation reservation	2,056,220,713	3,389,849,328	510,066,256
Transportation ticketing	2,000,458,455	3,952,429,921	594,717,032
Packaged-tour	725,286,233	1,030,426,993	155,047,020
Corporate travel	213,459,763	262,728,423	39,532,407
Others	113,366,310	306,098,841	46,058,298

Total revenues	5,108,791,474	8,941,533,506	1,345,421,013

Less: business tax and related surcharges	(266,878,986)	(352,242,169)	(53,001,425)

Net revenues	4,841,912,488	8,589,291,337	1,292,419,588

Cost of revenues	(1,434,625,345)	(2,369,093,019)	(356,474,371)

Gross profit	3,407,287,143	6,220,198,318	935,945,217

Operating expenses:
Product development	(1,604,950,422)	(4,120,679,144)	(620,033,275)
Sales and marketing	(1,401,224,481)	(2,883,508,181)	(433,877,756)
General and administrative	(520,496,306)	(1,439,299,626)	(216,569,559)

Total operating expenses	(3,526,671,209)	(8,443,486,951)	(1,270,480,590)

Loss from operations	(119,384,066)	(2,223,288,633)	(334,535,373)

Interest income	198,998,161	341,555,947	51,393,483
Interest expense	(111,919,426)	(321,072,589)	(48,311,378)
Other income (net)	(3,571,631)	287,772,833	43,300,807

Loss before income tax expense, equity in income of affiliates and non-controlling interests	(35,876,962)	(1,915,032,442)	(288,152,461)

Income tax expense	(37,612,189)	(146,515,789)	(22,046,042)
Equity in income/(loss) of affiliates	(11,087,757)	(207,567,857)	(31,232,468)

Net loss	(84,576,908)	(2,269,116,088)	(341,430,971)
Net loss attributable to non-controlling interests	101,368,649	169,179,463	25,456,216

Net income/(loss) attributable to Ctrip	16,791,741	(2,099,936,625)	(315,974,755)

Net loss	(84,576,908)	(2,269,116,088)	(341,430,971)
Other comprehensive income:
Foreign currency translation	(22,017,134)	(209,971,846)	(31,594,193)
Unrealized securities holding gains /(losses) , net of tax	468,397,635	(36,276,214)	(5,458,435)

Total comprehensive income/(loss)	361,803,593	(2,515,364,148)	(378,483,599)

Comprehensive loss attributable to non-controlling interests	101,368,649	169,179,463	25,456,216

Comprehensive income/(loss) attributable to Ctrip	463,172,242	(2,346,184,685)	(353,027,383)
Earnings/(loss) per ordinary share
— Basic	0.47	(36.74)	(5.53)

— Diluted	0.43	(36.74)	(5.53)

Earnings/(loss) per ADS
— Basic	0.06	(4.59)	(0.69)

— Diluted	0.05	(4.59)	(0.69)

Weighted average ordinary shares outstanding
— Basic shares	35,646,304	57,153,857	57,153,857

— Diluted shares	38,718,212	57,153,857	57,153,857

Share-based compensation included in
Operating expense above is as follows:
Product development	141,013,706	1,416,828,823	213,188,405
Sales and marketing	33,823,902	253,481,854	38,141,088
General and administrative	137,167,035	743,364,910	111,853,159

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

Unaudited interim condensed consolidated balance sheets
as of December 31, 2015 and June 30, 2016

	December 31, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	19,215,674,674	10,116,920,988	1,522,280,051
Restricted cash	2,286,882,592	2,417,447,550	363,750,214
Short-term investment	8,235,785,516	5,443,944,270	819,143,272
Accounts receivable, net	3,150,768,364	3,658,078,229	550,426,312
Due from related parties	961,791,458	757,996,350	114,054,733
Prepayments and other current assets	6,749,965,827	6,751,382,429	1,015,871,805

Total current assets	40,600,868,431	29,145,769,816	4,385,526,387

Long-term deposits and prepayments	486,785,968	691,940,799	104,115,439
Long-term loan receivable	578,524,154	367,127,221	55,241,159
Long-term receivables due from related parties	543,911,586	566,089,873	85,178,813
Land use rights	102,328,181	100,936,477	15,187,781
Property, equipment and software	5,555,959,499	5,568,738,586	837,920,912
Investments	13,870,523,498	17,977,129,465	2,704,995,481
Goodwill	45,690,440,903	46,392,118,214	6,980,562,183
Intangible assets	11,007,915,171	10,919,161,286	1,642,992,113
Deferred tax assets, non-current	405,334,569	483,788,972	72,795,103

Total assets	118,842,591,960	112,212,800,709	16,884,515,371

LIABILITIES
Current liabilities:
Short-term debt	12,710,213,398	11,329,152,241	1,704,682,923
Accounts payable	5,944,501,681	7,654,067,391	1,151,697,647
Due to related parties	2,062,965,953	495,023,549	74,485,555
Salary and welfare payable	1,196,691,839	1,115,581,323	167,860,083
Taxes payable	1,641,379,425	934,733,132	140,648,089
Advances from customers	5,955,827,306	5,468,053,610	822,770,973
Accrued liability for customer reward program	593,346,816	633,476,833	95,318,442
Other payables and accruals	3,561,167,650	2,021,435,854	304,162,843

Total current liabilities	33,666,094,068	29,651,523,933	4,461,626,555

Deferred tax liabilities, non-current	3,045,259,390	3,040,657,474	457,523,808
Long-term Debt	18,354,608,260	19,737,568,172	2,969,886,422
Other long-term Liabilities	91,702,261	97,786,088	14,713,747

Total liabilities	55,157,663,979	52,527,535,667	7,903,750,532

Commitments and contingencies (Note 11)
Shareholders' equity
Share capital (US$0.01 par value; 175,000,000 shares authorized, 51,167,228 and 58,301,641 shares issued as of December 31, 2015 and June 30, 2016, respectively.)	4,121,245	4,608,787	693,478
Additional paid-in capital	37,991,678,952	51,920,013,979	7,812,337,528
Statutory reserves	168,940,969	168,940,969	25,420,330
Accumulated other comprehensive income	560,077,281	173,177,462	26,057,789
Retained earnings	8,198,838,659	6,098,902,034	917,693,922
Less: Treasury stock (3,577,357 and 3,373,355 shares as of December 31, 2015 and June 30, 2016, respectively.)	(2,372,927,372)	(2,287,415,685)	(344,184,487)

Total Ctrip's shareholders' equity	44,550,729,734	56,078,227,546	8,438,018,560

Non-controlling interests	19,134,198,247	3,607,037,496	542,746,279

Total shareholders' equity	63,684,927,981	59,685,265,042	8,980,764,839

Total liabilities and shareholders' equity	118,842,591,960	112,212,800,709	16,884,515,371

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.
Unaudited interim condensed consolidated statements of shareholder's equity for the six-month periods ended June 30, 2015 and 2016

	Ordinary shares (US$0.01 par value)
					Accumulated other comprehensive income/(loss)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves		Retained earnings	Treasury stock— shares	Treasury stock	Total Ctrip's shareholders' equity	Non-controlling interests	Total shareholders' equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2014	35,146,982	3,085,272	4,828,021,816	134,098,747	443,579,376	5,726,024,997	3,323,262	(1,605,630,913)	9,529,179,295	848,548,293	10,377,727,588
Issuance of common stock pursuant to share incentive plan	595,386	36,983	149,960,249	—	—	—	—	—	149,997,232	—	149,997,232
Share-based compensation	—	—	312,004,643	—	—	—	—	—	312,004,643	—	312,004,643
Repurchasing common stock	(263,539)	—	—	—		—	263,539	(489,561,850)	(489,561,850)	—	(489,561,850)
Foreign currency translation adjustments	—	—	—	—	(22,017,134)	—	—	—	(22,017,134)	—	(22,017,134)
Unrealized securities holding gains	—	—	—	—	468,397,635	—	—	—	468,397,635	—	468,397,635
Purchasing of Purchased Call Option	—	—	(805,504,000)	—	—	—	—	—	(805,504,000)	—	(805,504,000)
Sale of Issued Warrants	—	—	523,404,000	—	—	—	—	—	523,404,000	—	523,404,000
Early Conversion of Convertible Notes	55,590	—	2,621,976	—	—	—	(55,590)	24,045,764	26,667,740	—	26,667,740
Net income / (loss)	—	—	—	—	—	16,791,741	—	—	16,791,741	(101,368,649)	(84,576,908)
Issuance of additional shares by subsidiaries	—	—	—	—	—	—	—	—	—	725,512,512	725,512,512
Business combinations	—	—	—	—	—	—	—	—		275,995,802	275,995,802
Acquisition of additional shares in subsidiaries	—	—	(10,078,392)	—	—	—	—	—	(10,078,392)	(36,158,510)	(46,236,902)

Balance as of June 30, 2015	35,534,419	3,122,255	5,000,430,292	134,098,747	889,959,877	5,742,816,738	3,531,211	(2,071,146,999)	9,699,280,910	1,712,529,448	11,411,810,358

CTRIP.COM INTERNATIONAL, LTD.
Unaudited interim condensed consolidated statements of shareholder's equity (Continued)
for the six-month periods ended June 30, 2015 and 2016

	Ordinary shares (US$0.01 par value)
					Accumulated other comprehensive income/(loss)
	Number of shares outstanding	Par value	Additional paid-in capital	Statutory reserves		Retained earnings	Treasury stock— shares	Treasury stock	Total Ctrip's shareholders' equity	Non-controlling interests	Total shareholders' equity
		RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB	RMB
Balance as of December 31, 2015	51,167,228	4,121,245	37,991,678,952	168,940,969	560,077,281	8,198,838,659	3,577,357	(2,372,927,372)	44,550,729,734	19,134,198,247	63,684,927,981
Issuance of common stock pursuant to share incentive plan	542,957	64,165	86,165,527	—	—	—	—	—	86,229,692	—	86,229,692
Share-based compensation	—	—	2,413,675,588	—	—	—	—	—	2,413,675,588	—	2,413,675,588
Foreign currency translation adjustments	—	—	—	—	(209,971,846)	—	—	—	(209,971,846)	—	(209,971,846)
Unrealized securities holding losses	—	—	—	—	(36,276,214)	—	—	—	(36,276,214)	—	(36,276,214)
Disposal of available-for-sale investment	—	—	—	—	(140,651,759)	—	—	—	(140,651,759)	—	(140,651,759)
Early Conversion of Convertible Notes	204,002	—	14,186,353	—	—	—	(204,002)	85,511,687	99,698,040	—	99,698,040
Share issuance for settlement of Convertible Notes	1,044,805	67,680	2,438,050,267	—	—	—	—	—	2,438,117,947	—	2,438,117,947
Net loss	—	—	—	—	—	(2,099,936,625)	—	—	(2,099,936,625)	(169,179,463)	(2,269,116,088)
Issuance of equity stake by a subsidiary	—	—	—	—	—	—	—	—	—	65,950,001	65,950,001
Acquisition of additional shares in subsidiaries	5,342,649	355,697	8,976,257,292	—	—	—	—	—	8,976,612,989	(15,501,696,332)	(6,525,083,343)
Business combinations	—	—	—	—	—	—	—	—		81,054,043	81,054,043
Disposal of shares of a subsidiary	—	—	—	—	—	—	—	—		(3,289,000)	(3,289,000)

Balance as of June 30, 2016	58,301,641	4,608,787	51,920,013,979	168,940,969	173,177,462	6,098,902,034	3,373,355	(2,287,415,685)	56,078,227,546	3,607,037,496	59,685,265,042

CTRIP.COM INTERNATIONAL, LTD.

Unaudited interim condensed consolidated statements of cash flows for the six-month periods ended June 30, 2015 and 2016

	Six-month period ended June 30, 2015	Six-month period ended June 30, 2016	Six-month period ended June 30, 2016
	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(84,576,908)	(2,269,116,088)	(341,430,971)
Adjustments to reconcile net income to cash provided by operating activities:
Share-based compensation	312,004,643	2,413,675,588	363,182,652
Equity in loss of affiliates	11,087,757	207,567,857	31,232,468
Gain on deconsolidation of a subsidiary	(1,873,977)	(3,289,000)	(494,892)
Gain on disposal of available-for-sale investment	—	(140,651,759)	(21,163,689)
Loss from disposal of property, equipment and software	3,244,810	3,505,718	527,501
Gain on disposal of cost method investment	—	(141,094,189)	(21,230,261)
Provision for doubtful accounts	16,917,120	8,394,680	1,263,137
Depreciation of property, equipment and software	109,065,253	222,942,734	33,545,906
Amortization of intangible assets and land use rights	31,932,348	124,037,494	18,663,762
Deferred income tax benefit	(84,826,416)	(108,320,437)	(16,298,837)
Changes in current assets and liabilities net of assets acquired and liabilities assumed/disposed of in business combinations/dispositions :
Increase in accounts receivable	(884,877,709)	(514,959,974)	(77,485,363)
Increase in due from related parties	(344,702,078)	(469,436,573)	(70,635,516)
Increase in prepayments and other current assets	(588,915,515)	(8,148,856)	(1,226,148)
(Increase)/Decrease in long-term deposits	(1,929,715)	160,674,114	24,176,427
Increase in accounts payable	1,491,859,685	1,707,558,004	256,934,050
Increase in due to related parties	61,771,216	253,002,646	38,068,982
Increase/(Decrease) in salary and welfare payable	167,469,885	(81,008,548)	(12,189,252)
Increase/(Decrease) in taxes payable	76,691,956	(750,922,846)	(112,990,392)
Increase/(Decrease) in advances from end users	835,298,207	(487,530,977)	(73,358,157)
Increase in accrued liability for customer reward program	112,122,247	40,130,017	6,038,312
Increase/(Decrease) in other payables and accruals	204,542,544	(301,579,359)	(45,378,256)

Net cash generated by /(provided to) operating activities	1,442,305,353	(134,569,754)	(20,248,537)

Cash flows from investing activities:
Purchase of property, equipment and software	(392,202,884)	(490,381,655)	(73,787,095)
Cash paid for long-term investments	(2,834,469,037)	(4,564,699,260)	(686,844,409)
Cash received from disposal of available-for-sale investment	61,980,000	382,387,499	57,537,353
Cash received from disposal of cost method investment	—	308,182,991	46,371,897
Cash paid for acquisition, net of cash acquired	(923,113,662)	(54,550,360)	(8,208,122)
Purchase of intangible assets	(20,000,000)	(3,195,219)	(480,780)
Increase in restricted cash	(333,948,958)	(136,884,012)	(20,596,761)
Decrease in short-term investment	35,028,719	2,786,093,906	419,219,956
Cash outflows from deconsolidation of subsidiaries, net of cash disposed	(4,096,083)	—	—

Net cash used in investing activities	(4,410,821,905)	(1,773,046,110)	(266,787,961)

Cash flows from financing activities:
Proceeds from short-term bank loans	2,406,220,000	1,125,033,185	169,282,292
Proceeds from long-term bank loans	—	900,000,000	135,421,839
Repayment of loans due to related parties	—	(1,820,911,519)	(273,990,207)
Proceeds from repayment of loans due from related parties	—	651,053,394	97,963,164
Proceeds from exercise of share options	52,028,317	119,454,908	17,974,226
Repurchase of ordinary shares	(489,561,850)
Cash paid to non-controlling investors	(46,091,470)	—	—
Cash paid for acquisition of additional stake in subsidiaries	—	(6,532,152,668)	(982,884,586)
Cash paid for settlement of convertible notes	—	(2,033,967,447)	(306,048,458)
Cash received from non-controlling investors in connection with the establishment of subsidiary	—	14,950,000	2,249,507
Proceeds from issuance convertible preferred shares by a subsidiary	725,512,513	—	—
Proceeds from issuance of senior convertible notes, net of issuance costs	8,258,400,000	—	—
Proceeds from sale of warrants	523,404,000	—	—
Purchase of Purchased Call Option	(805,504,000)	—	—
Net cash provided by/(used in) financing activities	10,624,407,510	(7,576,540,147)	(1,140,032,223)

Effect of foreign exchange rate changes on cash and cash equivalents	(33,111,963)	385,402,325	57,990,991
Net increase/(decrease) in cash and cash equivalents	7,622,778,995	(9,098,753,686)	(1,369,077,730)
Cash and cash equivalents, beginning of year	5,300,887,799	19,215,674,674	2,891,357,781

Cash and cash equivalents, end of year	12,923,666,794	10,116,920,988	1,522,280,051

Supplemental disclosure of cash flow information
Cash paid during the year for income taxes	126,320,178	303,304,486	45,637,835
Cash paid for interest, net of amounts capitalized	88,298,209	251,110,889	37,784,332
Supplemental schedule of non-cash investing and financing activities
Share issuance for acquisitions of additional shares in subsidiaries		(14,943,002,359)	(2,248,454,289)
Conversion of convertible senior notes	26,667,741	99,698,040	15,001,435
Accruals related to purchase of property, equipment and software	(117,518,362)	(13,985,072)	(2,104,316)
Unpaid cash consideration for business acquisitions and investments (Note 2)	(233,337,970)	(113,869,372)	(17,133,778)

The accompanying notes are an integral part of these consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

1. ORGANIZATION AND NATURE OF OPERATIONS

        The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Ctrip.com International, Ltd. (the "Company"), its subsidiaries, VIEs and VIEs' subsidiaries. The Company, its subsidiaries, the consolidated VIEs and their subsidiaries are collectively referred to as the "Group".

        The Group is principally engaged in the provision of travel related services including accommodation reservation, transportation ticketing, packaged-tour, corporate travel management services, as well as Internet-related advertising and other related services.

2. PRINCIPAL ACCOUNTING POLICIES

Basis of presentation

        The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

        In the opinion of the Company's management, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary for a fair statement of the Company's interim condensed consolidated financial statements as of June 30, 2016 and for the six months ended June 30 2015 and 2016. The year-end condensed balance sheet data as of December 31, 2015 was derived from audited financial statements, but does not include all disclosures required by US GAAP.

        The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods.

        These unaudited condensed consolidated financial statements should be read in conjunction with the Company's audited financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2015, previously filed with the Securities and Exchange Commission ("SEC").

Consolidation

        The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, VIEs and VIEs' subsidiaries. All significant transactions and balances between the Company, its subsidiaries, VIEs and VIEs' subsidiaries have been eliminated upon consolidation.

        A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors; to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        The Company applies the guidance codified in Accounting Standard Codification 810, Consolidations ("ASC 810") on accounting for VIEs and their respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity's activities are on behalf of the investor. Accordingly, the financial statements of the following VIEs and VIEs' subsidiaries are consolidated into the Company's financial statements since July 1, 2003 or their respective date of establishment/acquisition, whichever is later:

        The following is a summary of the Company's major VIEs and VIEs' subsidiaries:

Name of VIE and VIEs' subsidiaries	Date of establishment/acquisition
Shanghai Ctrip Commerce Co., Ltd. ("Shanghai Ctrip Commerce")	Established on July 18, 2000
Beijing Ctrip International Travel Agency Co., Ltd. ("Beijing Ctrip")	Acquired on January 15, 2002
Guangzhou Ctrip International Travel Agency Co., Ltd. ("Guangzhou Ctrip")	Established on April 28, 2003
Shanghai Ctrip International Travel Agency Co., Ltd. ("Shanghai Ctrip" formerly Shanghai Ctrip Charming International Travel Agency Co., Ltd.)	Acquired on September 23, 2003
Shenzhen Ctrip Travel Agency Co., Ltd. ("Shenzhen Ctrip")	Established on April 13, 2004
Ctrip Insurance Agency Co., Ltd. ("Ctrip Insurance")	Established on July 25, 2011
Shanghai Huacheng Southwest International Travel Agency Co., Ltd. ("Shanghai Huacheng" formerly Shanghai Huacheng Southwest Travel Agency Co., Ltd.)	Established on March 13, 2001
Chengdu Ctrip Travel Agency Co., Ltd. ("Chengdu Ctrip")	Established on January 8, 2007
Chengdu Ctrip International Travel Agency Co., Ltd. ("Chengdu Ctrip International")	Established on November 4, 2008
Qunar.com Beijing Information Technology Company Limited ("Qunar Beijing")	Established on March 17, 2006

        For the six-month periods ended June 30, 2015 and 2016, the Company is considered the primary beneficiary of a VIE or VIEs' subsidiary and consolidated the VIE or VIEs' subsidiary if the Company had variable interests, that will absorb the entity's expected losses, receive the entity's expected residual returns, or both.

Major variable interest entities and their subsidiaries

        As of June 30, 2016, the Company conducts a part of its operations through a series of agreements with certain VIEs and VIEs' subsidiaries as stated in above. These VIEs and VIEs' subsidiaries are used solely to facilitate the Group's participation in Internet content provision, advertising business,

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

travel agency and air-ticketing services in the People's Republic of China ("PRC") where foreign ownership is restricted.

        Shanghai Ctrip Commerce is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip Commerce holds a value-added telecommunications business license and is primarily engaged in the provision of advertising business on the Internet website. Two senior officers of the Company collectively hold 100% of the equity interest in Shanghai Ctrip Commerce. The registered capital of Shanghai Ctrip Commerce was RMB30,000,000 as of June 30, 2016.

        Beijing Ctrip is a domestic company incorporated in Beijing, the PRC. Beijing Ctrip holds an air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. A senior officer of the Company and Shanghai Ctrip Commerce collectively hold 100% of the equity interest in Beijing Ctrip. The registered capital of Beijing Ctrip was RMB40,000,000 as of June 30, 2016.

        Guangzhou Ctrip is a domestic company incorporated in Guangzhou, the PRC. Guangzhou Ctrip holds air transport sales agency license, domestic and cross-border travel agency license and is mainly engaged in the provision of air-ticketing services and packaged tour services. Two senior officers of the Company collectively hold 100% of the equity interest in Guangzhou Ctrip. The registered capital of Guangzhou Ctrip was RMB3,000,000 as of June 30, 2016.

        Shanghai Ctrip is a domestic company incorporated in Shanghai, the PRC. Shanghai Ctrip holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. In September 2012, the Company purchased of the ownership interests from the unrelated minority shareholder and effected a simultaneous reduction of capital of Shanghai Ctrip. Upon completion of the above transactions, two senior officers of the Company hold 100% of the equity interest in Shanghai Ctrip. The registered capital of Shanghai Ctrip was RMB10,050,000 as of June 30, 2016.

        Shenzhen Ctrip is a domestic company incorporated in Shenzhen, the PRC. Shenzhen Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of air-ticketing service. Two senior officers of the Company collectively hold 100% of the equity interest in Shenzhen Ctrip. The registered capital of Shenzhen Ctrip was RMB2,500,000 as of June 30, 2016.

        Ctrip Insurance is an insurance agency incorporated in Shanghai, the PRC. Ctrip Insurance was established in July 2011. Ctrip Insurance holds an insurance agency business license. Shanghai Ctrip Commerce and Ctrip Computer Technology (Shanghai) Co., Ltd. ("Ctrip Computer Technology") hold 100% of the equity interest in Ctrip Insurance. The registered capital of Ctrip Insurance was RMB50,000,000 as of June 30, 2016.

        Shanghai Huacheng is a domestic company incorporated in Shanghai, the PRC. Shanghai Huacheng holds a domestic travel agency license and an air transport sales agency license and mainly provides domestic tour services and air-ticketing services. Shanghai Ctrip Commerce holds 100% of the equity interest in Shanghai Huacheng. The registered capital of Shanghai Huacheng was RMB100,000,000 as of June 30, 2016.

        Chengdu Ctrip is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip holds air transport sales agency license and domestic travel agency license and is engaged in the provision of

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

air-ticketing service. Two senior officers of the Company hold 100% of the equity interest in Chengdu Ctrip. The registered capital of Chengdu Ctrip was RMB20,000,000 as of June 30, 2016.

        Chengdu Ctrip International is a domestic company incorporated in Chengdu, the PRC. Chengdu Ctrip International holds domestic and cross-border travel agency licenses, air transport sales agency license and mainly provides domestic and cross-border tour services. Shanghai Ctrip holds 100% of the equity interest in Chengdu Ctrip International. The registered capital of Chengdu Ctrip International was RMB2,000,000 as of June 30, 2016.

        Qunar Beijing is a domestic company incorporated in Beijing, the PRC. Qunar Beijing holds various domestic and cross-border business licenses of Qunar. Two senior officers of the Company holds 100% of the equity interest in Qunar Beijing. The registered capital of Qunar Beijing was RMB1,000,000 as of June 30, 2016.

        The capital injected by senior officers or senior officer's family member are funded by the Company and are recorded as long-term business loans to related parties. The Company does not have any ownership interest in these VIEs and VIEs' subsidiaries.

        As of June 30, 2016, the Company has various agreements with its consolidated VIEs and VIEs' subsidiaries, including loan agreements, exclusive technical consulting and services agreements, share pledge agreements, exclusive option agreements and other operating agreements.

  Details of certain key agreements with the VIEs are as follows:

        Powers of Attorney:    Each of the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, signed an irrevocable power of attorney to appoint Ctrip Travel Network, Ctrip Travel Information or Wancheng, as attorney-in-fact to vote, by itself or any other person to be designated at its discretion, on all matters of the applicable consolidated affiliated Chinese entities. Each such power of attorney will remain effective as long as the applicable consolidated affiliated Chinese entity exists, and such shareholders of the applicable consolidated affiliated Chinese entities are not entitled to terminate or amend the terms of the power of attorneys without prior written consent from us.

        As of the date of these interim condensed consolidated financial statements, each of the shareholders of Qunar Beijing, Hui Cao and Hui Wang, also signed an irrevocable power of attorney authorizing an appointee of Beijing Qunar Software Technology Company Limited, or Qunar Software, to exercise, in a manner approved by Qunar, on such shareholder's behalf the full shareholder rights pursuant to applicable laws and Qunar Beijing's articles of association, including without limitation full voting rights and the right to sell or transfer any or all of such shareholder's equity interest in Qunar Beijing. Each such power of attorney is effective until such time as such relevant shareholder ceases to hold any equity interest in Qunar Beijing. The terms of the power of attorney with respect to Qunar Beijing are otherwise substantially similar to the terms described in the foregoing paragraph.

        Technical Consulting and Services Agreements:    Ctrip Travel Information, Ctrip Travel Network and Wancheng, each a wholly owned PRC subsidiary of ours, provide our consolidated affiliated Chinese entities, except for Qunar Beijing, with technical consulting and related services and staff training and information services on an exclusive basis. We also maintain their network platforms. In consideration

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

for our services, our consolidated affiliated Chinese entities agree to pay us service fees as calculated in such manner as determined by us from time to time based on the nature of service, which may be adjusted periodically. For the six month period ended June 30, 2016, our consolidated affiliated Chinese entities paid Ctrip Computer Technology (before our restructuring of business lines and restatement of contractual arrangements in 2015) or Ctrip Travel Information (after our restructuring of business lines and restatement of contractual arrangements in 2015) and Ctrip Travel Network a quarterly fee based on the number of transportation tickets sold and the number of packaged-tour products sold in the quarter, at an average rate from RMB3 (US$0.5) to RMB205 (US$30.9) per ticket and from RMB22 (US$3.3) to RMB186 (US$28) per person per tour. Although the service fees are typically determined based on the number of transportation tickets sold and packaged tour products sold, given the fact that the nominee shareholders of such consolidated affiliated Chinese entities have irrevocably appointed the employees of our subsidiaries to vote on their behalf on all matters they are entitled to vote on, we have the right to determine the level of service fees paid and therefore receive substantially all of the economic benefits of our consolidated affiliated Chinese entities in the form of service fees. The services fees paid by all of such consolidated affiliated Chinese entities as a percentage of their total net income were 138.3% and 100.6% for the six month period ended June 30, 2015 and 2016. Ctrip Travel Information, Ctrip Travel Network or Wancheng, as appropriate, will exclusively own any intellectual property rights arising from the performance of this agreement. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a 30-day advance written notice to the applicable consolidated affiliate Chinese entity.

        As of the date of these interim condensed consolidated financial statements, pursuant to the restated exclusive technical consulting and services agreement between Qunar Beijing and Qunar Software, Qunar Software provides Qunar Beijing with technical, marketing and management consulting services on an exclusive basis in exchange for service fee paid by Qunar Beijing based on a set formula defined in the agreement subject to adjustment by Qunar Software at its sole discretion. This agreement will remain in effect until terminated unilaterally by Qunar Software or mutually. The terms of this agreement are otherwise substantially similar to the terms described in the foregoing paragraph.

        Share Pledge Agreements:    The shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, have pledged their respective equity interests in the applicable consolidated affiliated Chinese entities as a guarantee for the performance of all the obligations under the other contractual arrangements, including payment by such consolidated affiliated Chinese entities of the technical and consulting services fees to us under the technical consulting and services agreements, repayment of the business loan under the loan agreements and performance of obligations under the exclusive option agreements, each agreement as described herein. In the event any of such consolidated affiliated Chinese entity breaches any of its obligations or any shareholder of such consolidated affiliated Chinese entities breaches his or her obligations, as the case may be, under these agreements, we are entitled to enforce the equity pledge right and sell or otherwise dispose of the pledged equity interests after the pledge is registered with the relevant local branch of SAIC, and retain the proceeds from such sale or require any of them to transfer his or her equity interest without consideration to the PRC citizen(s) designated by us. These share pledge agreements are effective until

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

two years after the pledgor and the applicable consolidated affiliated Chinese entities no longer undertake any obligations under the above-referenced agreements.

        As of the date of these interim condensed consolidated financial statements, pursuant to the equity interest pledge agreement among Qunar Software, Hui Cao and Hui Wang, Hui Cao and Hui Wang have pledged their equity interests in Qunar Beijing along with all rights, titles and interests to Qunar Software as guarantee for the performance of all obligations under the relevant contractual arrangements mentioned herein. After the pledge is registered with the relevant local branch of SAIC, Qunar Software may enforce this pledge upon the occurrence of a settlement event or as required by the PRC law. The pledge, along with this agreement, will be effective upon registration with the local branch of the SAIC, and will expire when all obligations under the relevant contractual arrangements have been satisfied or when each of Hui Cao and Hui Wang completes a transfer of equity interest and ceases to hold any equity interest in Qunar Beijing. In enforcing the pledge, Qunar Software is entitled to dispose of the pledge and have priority in receiving payment from proceeds from the auction or sale of all or part of the pledge until the obligations are settled. The terms of this agreement are otherwise substantially similar to the terms described in the foregoing paragraph.

        Loan Arrangements:    Under the loan agreements we entered into with the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, we extended long-term business loans to these shareholders of our consolidated affiliated Chinese entities with the sole purpose of providing funds necessary for the capitalization or acquisition of such consolidated affiliated Chinese entities. These business loan amounts were injected into the applicable consolidated affiliated Chinese entities as capital and cannot be accessed for any personal uses. The loan agreements shall remain effective until the parties have fully performed their respective obligations under the agreement, and the shareholders of such consolidated affiliated Chinese entities have no right to unilaterally terminate these agreements. In the event that the PRC government lifts its substantial restrictions on foreign ownership of the air-ticketing, travel agency, or value-added telecommunications business in China, as applicable, we will exercise our exclusive option to purchase all of the outstanding equity interests of our consolidated affiliated Chinese entities, as described in the following paragraph, and the loan agreements will be cancelled in connection with such purchase. However, it is uncertain when, if at all, the PRC government will lift any or all of these restrictions.

        As of the date of this interim financial statements, pursuant to the loan agreement among Qunar Software, Hui Cao and Hui Wang, the loans extended by Qunar Software to each of Hui Cao and Hui Wang are only repayable by a transfer of such borrower's equity interest in Qunar Beijing to Qunar Software or its designated party, in proportion to the amount of the loan to be repaid. This loan agreement will continue in effect indefinitely until such time when (i) the borrowers receive a repayment notice from Qunar Software and fully repay the loans, or (ii) an event of default (as defined therein) occurs unless Qunar Software sends a notice indicating otherwise within 15 calendar days after it is aware of such event. The terms of this loan agreement is otherwise substantially similar to the terms described in the foregoing paragraphs.

        Exclusive Option Agreements:    As consideration for our entering into the loan agreements described above, each of the shareholders of our consolidated affiliated Chinese entities, except for Hui Cao and Hui Wang, has granted us an exclusive, irrevocable option to purchase, or designate one or more

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

person(s) at our discretion to purchase, all of their equity interests in the applicable consolidated affiliated Chinese entities at any time we desire, subject to compliance with the applicable PRC laws and regulations. We may exercise the option by issuing a written notice to the relevant consolidated affiliated Chinese entity. The purchase price shall be equal to the contribution actually made by the shareholder for the relevant equity interest. Therefore, if we exercise these options, we may choose to cancel the outstanding loans we extended to the shareholders of such consolidated affiliated Chinese entities pursuant to the loan agreements as the loans were used solely for equity contribution purposes. The initial term of these agreements is 10 years and may be renewed automatically in 10-year terms unless we disapprove the extension. We retain the exclusive right to terminate the agreements at any time by delivering a written notice to the applicable consolidated affiliate Chinese entity.

        Each of Hui Cao and Hui Wang also entered into equity option agreements with Qunar, Qunar Software and Qunar Beijing. These equity option agreements contain arrangements that are similar to that as described in the foregoing paragraph. This agreement will remain effective with respect to each of Qunar Beijing's shareholders until all of the equity interest has been transferred or Qunar terminates the agreement unilaterally with 30 days' prior written notice.

        Our consolidated affiliated Chinese entities and their shareholders agree not to enter into any transaction that would affect the assets, obligations, rights or operations of our consolidated affiliated Chinese entities without our prior written consent. They also agree to accept our guidance with respect to day-to-day operations, financial management systems and the appointment and dismissal of key employees.

        In addition, we also enter into technical consulting and services agreements with our majority or wholly owned subsidiaries of some of the consolidated affiliated Chinese entities, such as Chengdu Ctrip International, and these subsidiaries pay us service fees based on the level of services provided. The existence of such technical consulting and services agreements provides us with the enhanced ability to transfer economic benefits of these majority or wholly owned subsidiaries of the consolidated affiliated Chinese entities to us in exchange for the services provided, and this is in addition to our existing ability to consolidate and extract the economic benefits of these majority or wholly owned subsidiaries of the consolidated affiliated Chinese entities. For instance, the consolidated affiliated Chinese entities may cause the economic benefits to be channeled to them in the form of dividends, which then may be further consolidated and absorbed by us through the contractual arrangements described above.

  Risks in relation to contractual arrangements between the Company's PRC subsidiaries and its affiliated Chinese entities:

        The Company has been advised by Commerce & Finance Law Offices, its PRC legal counsel, that its contractual arrangements with its consolidated VIEs as described in the Company's annual report are valid, binding and enforceable under the current laws and regulations of China. Based on such legal opinion and the management's knowledge and experience, the Company believes that its contractual arrangements with its consolidated VIEs are in compliance with current PRC laws and legally enforceable. However, there may be in the event that the affiliated Chinese entities and their respective shareholders fail to perform their contractual obligations, the Company may have to rely on the PRC legal system to enforce its rights. The PRC legal system is based on written statutes. Prior court

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the PRC legal system is still evolving, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit remedies available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. Due to the uncertainties with respect to the PRC legal system, the PRC government authorities may ultimately take a view contrary to the opinion of its PRC legal counsel with respect to the enforceability of the contractual arrangements.

        There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the Company cannot be assured that the PRC government authorities will not ultimately take a view that is contrary to the Company's belief and the opinion of its PRC legal counsel. On January 19, 2015, the Ministry of Commerce of the PRC, or (the "MOFCOM") released for public comments a proposed PRC law (the "Draft FIE Law") which includes VIEs within the scope of entities that could be considered to be foreign invested enterprises (or "FIEs") and may be subject to restrictions under existing PRC law on foreign investment in certain categories of industries. Specifically, the Draft FIE Law introduces the concept of "actual control" for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership on equity, the Draft FIE Law includes control through contractual arrangements within the definition of "actual control." If the Draft FIE Law is passed by the People's Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Company's VIE arrangements, and as a result the Company's VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of FIEs where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If the contractual arrangements establishing the Company's VIE structure are found to be in violation of any existing law and regulations or future PRC laws and regulations or under the Draft FIE Law if it becomes effective, the relevant PRC government authorities will have broad discretion in dealing with such violation, including, without limitation, levying fines, confiscating our income or the income of our affiliated Chinese entities, revoking our business licenses or the business licenses of our affiliated Chinese entities, requiring us and our affiliated Chinese entities to restructure our ownership structure or operations and requiring us or our affiliated Chinese entities to discontinue any portion or all of our value-added telecommunications, air-ticketing, travel agency or advertising businesses. Any of these actions could cause significant disruption to the Company's business operations, and have a severe adverse impact on the Company's cash flows, financial position and operating performance. If the imposing of these penalties cause the Company to lose its rights to direct the activities of and receive economic benefits from its VIEs, which in turn may restrict the Company's ability to consolidate and reflect in its financial statements the financial position and results of operations of its VIEs.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

  Summary financial information of the Group's VIEs in the consolidated financial statements

        Pursuant to the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without any restrictions. Therefore the Company considers that there is no asset of a consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and PRC statutory reserves of the VIEs amounting to a total of RMB549 million as of June 30, 2016. As all the consolidated VIEs are incorporated as limited liability companies under the PRC Company Law, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIEs.

        Summary financial information of the VIEs, which represents aggregated financial information of the VIEs and their respective subsidiaries included in the accompanying consolidated financial statements, is as follows:

	As of December 31, 2015	As of June 30, 2016
	RMB	RMB
Total assets	22,188,424,951	25,527,952,939

Less: Inter-company receivables	(3,808,937,898)	(6,356,505,306)
Total assets excluding inter-company	18,379,487,053	19,171,447,633

Total liabilities	20,998,061,568	24,045,721,119

Less: Inter-company payables	(8,572,648,210)	(11,770,282,596)
Total liabilities excluding inter-company	12,425,413,358	12,275,438,523

        As of December 31, 2015 and June 30, 2016, the VIEs' assets mainly consisted of cash and cash equivalent (December 31, 2015: RMB2.8 billion, June 30, 2016: RMB4.1 billion), prepayments and other current assets (December 31, 2015: RMB4.1 billion, June 30, 2016: RMB4.0 billion), accounts receivables (December 31, 2015: RMB2.7 billion, June 30, 2016: RMB3.8 billion), investments (non-current) (December 31, 2015: RMB2.4 billion, June 30, 2016: RMB2.5 billion) and short-term investment (December 31, 2015: RMB3.1 billion, June 30, 2016: RMB2.4 billion). The inter-company receivables of RMB3.8 billion and RM6.4 billion as of December 31, 2015 and June 30, 2016 mainly represented the cash paid by a VIE to one of the Company's WFOEs for treasury cash management purpose.

        As of December 31, 2015 and June 30, 2016, the VIEs' liabilities mainly consisted of accounts payable (December 31, 2015: RMB4.0 billion, June 30, 2016: RMB4.9 billion), advance from end users (December 31, 2015: RMB5.1 billion, June 30, 2016: RMB4.8 billion), other payables and accruals (December 31, 2015: RMB2.1 billion, June 30, 2016: RMB1.0 billion), salary and welfare payable (December 31, 2015: RMB217 million, June 30, 2016: RMB121million) and taxes payable (December 31, 2015: RMB689 million, June 30, 2016: RMB106 million). The inter-company payables as of December 31, 2015 and June 30, 2016 were RMB8.6 billion and RMB11.8 billion, respectively, which primarily consisted of the payables due to Ctrip.com (Hong Kong) Limited ("Ctrip HK"), one of the Company's wholly-owned subsidiaries, for its payment of overseas air tickets and tour packages on behalf of a VIE and another VIEs' subsidiary and the service fees payable to the WFOEs under the

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

technical consulting and services agreements, which are operational in nature from the VIEs and their subsidiaries' perspectives.

	Six-month period ended June 30, 2015	Six-month period ended June 30, 2016
	RMB	RMB
Net revenues	2,996,244,090	3,801,338,504
Cost of revenues	993,524,538	1,213,952,528
Net loss	(152,633,420)	(53,675,461)

        As aforementioned, the VIEs mainly conduct air-ticketing, travel agency, advertising and value-added telecommunication businesses. Revenues from VIEs accounted for around 62% and 44% of the Company's total revenues in six-month period ended June 30, 2015 and 2016. The air-ticketing and packaged-tour revenues continued to increase, primarily driven by the increase in the air-ticketing volume and leisure travel volume.

        The VIEs' net income loss before the deduction of the inter-company consulting fee charges were RMB153 million and RMB54 million for the six-month period ended June 30, 2015 and 2016, respectively.

        The amount of service fees paid by all the VIEs as a percentage of the VIEs' total net income were 138.3% and 100.6% for the six-month period ended June 30, 2015 and 2016, respectively.

        The WFOEs are the sole and exclusive provider of technical consulting and related services and information services for the VIEs. Pursuant to the Exclusive Technical Consulting and Service Agreements, the VIEs pay service fees to the WFOEs based on the VIEs' actual operating results. The WFOEs are entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs and VIEs' subsidiaries to the WFOEs.

        Currently there is no contractual arrangement that could require the Company to provide additional financial support to the consolidated VIEs. As the Company is conducting certain business in the PRC mainly through the VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

Foreign currencies

        The Group's reporting currency is RMB. The Company's functional currency is US$. The Company's operations are conducted through the subsidiaries and VIEs where the local currency is the functional currency and the financial statements of those subsidiaries are translated from their respective functional currencies into RMB.

        Transactions denominated in currencies other than functional currencies are translated at the exchange rates quoted by the People's Bank of China (the "PBOC"), the Hong Kong Association of Banks (the "HKAB") or major Taiwan banks, prevailing or averaged at the dates of the transaction for PRC and Hong Kong subsidiaries and ezTravel, a Taiwan subsidiary respectively. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of income and comprehensive income. Monetary assets and liabilities denominated in foreign currencies are translated

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

using the applicable exchange rates quoted by the PBOC, HKAB or banks located in Taiwan at the balance sheet dates. All such exchange gains and losses are included in the statements of income.

        Assets and liabilities of the group companies are translated from their respective functional currencies to the reporting currency at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues and expenses are translated at the average exchange rates in effect during the reporting period. The exchange differences for the translation of group companies with non-RMB functional currency into the RMB functional currency are included in foreign currency translation adjustments, which is a separate component of shareholders' equity on the consolidated financial statements.

        Translations of amounts from RMB into US$ are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.6459 on June 30, 2016, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2016, or at any other rate.

Cash and cash equivalents

        Cash includes currency on hand and deposits held by financial institutions that can be added to or withdrawn without limitation. Cash equivalents represent short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of generally three months or less.

Restricted cash

        Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Group's restricted cash is substantially cash balance on deposit required by its business partners and commercial banks.

Short-term investment

        Short-term investments represent the investments issued by commercial banks or other financial institutions with a variable interest rate indexed to the performance of underlying assets within one year. The Company elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of income and comprehensive income.

Long term loan receivable

        Long-term loan receivables are recorded at cost and compounded accrued interests as we do not intend to sell the security, or it is more likely than not that the Company will not be required to sell the security before full recovery of our cost. The Company evaluates the qualitative criteria to determine whether we expect to recover our cost.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Land use rights

        Land use rights represent the prepayments for usage of the parcels of land where the office buildings are located, are recorded at cost, and are amortized over their respective lease periods (usually over 40 to 50 years).

Property, equipment and software

        Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value:

Building	20 - 40 years
Leasehold improvements	Lesser of the term of the lease or the estimated useful lives of the assets
Website-related equipment	5 years
Computer equipment	3 - 5 years
Furniture and fixtures	3 - 5 years
Software	3 - 5 years

        Construction in progress is stated at cost. Construction in progress as of December 31, 2015 mainly refers to costs associated with the purchase of building in Shanghai Sky SOHO and construction of information and technology center in Chengdu before the buildings are put into service. All direct costs related to the new buildings are capitalized as construction in progress until it is substantially completed and available for use.

        The Company recognized the disposal of Property, equipment and software in general and administrative expenses.

Investments

        The Company investments include held to maturity investments, available-for-sale investments, equity method investments and cost method investments in certain publicly traded companies and privately-held companies.

        The securities that the Company has positive intent and ability to hold to maturity are classified as held to maturity investments and stated at amortized cost. Cost method is used for investments over which the Company does not have the ability to exercise significant influence. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received or when impaired. The Company applies equity method in accounting for its investments in entities in which the Company has the ability to exercise significant influence but does not own a majority equity interest or otherwise controls and the investments are either common stock or in-substance common stocks. Unrealized gains on transactions between the Company and the affiliated entity are eliminated to the extent of the Company's interest in the affiliated entity; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Company classifies its investments in debt and equity securities, that are not accounted for as cost or equity method investments, into one of three categories and accounts for these as follows: (i) debt securities

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

that the Company has the positive intent and the ability to hold to maturity are classified as "held to maturity" and reported at amortized cost; (ii) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as "trading securities" with unrealized holding gains and losses included in earnings; (iii) debt and equity securities not classified as held to maturity or as trading securities are classified as "available-for-sale" and reported at fair value through other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized.

        The Company monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

Fair value measurement of financial instruments

        Financial assets and liabilities of the Group primarily comprise of cash and cash equivalents, restricted cash, time deposits, financial products, accounts receivable, due from related parties, available-for-sale investments, accounts payable, due to related parties, advances from end users, short-term bank borrowings, other short-term liabilities and long-term debts. As of December 31, 2015 and June 30, 2016, the Company does not hold any derivative instruments, and except for long-term debts and available-for-sale investments, carrying values of these financial instruments approximated their fair values because of their generally short maturities. The Company reports available-for-sale investments at fair value at each balance sheet date and changes in fair value are reflected in the statements of income and comprehensive income. The Company disclosed the fair value of its long-term debts based on Level 2 inputs in Note 8.

        We measure our financial assets and liabilities using inputs from the following three levels of the fair value hierarchy. The three levels are as follows:

        Level 1 inputs are unadjusted quoted prices in active markets for identical assets that the management has the ability to access at the measurement date.

        Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

        Level 3 includes unobservable inputs that reflect the management's assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including the own data.

Business combination

        U.S. GAAP requires that all business combinations not involving entities or businesses under common control be accounted for under the purchase method. The Group applies ASC 805, "Business combinations", the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred, and equity instruments issued. The costs directly attributable to the acquisition are expensed as incurred. Identifiable assets, liabilities and contingent

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of the (i) the total of cost of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of income and comprehensive income.

        The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Although we believe that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, actual results may differ from the forecasted amounts and the difference could be material.

Acquisitions

        The Company completed several transactions to acquire controlling shares to enrich its products and to expand business. The Company makes estimates and judgments in determining the fair value of the acquired assets and liabilities, based in part on independent appraisal reports as well as its experience with purchasing similar assets and liabilities in similar industries. The amount excess of the purchase price over the fair value of the identifiable assets and liabilities acquired is recorded as goodwill. The major acquisitions during the periods presented are as follows:

  Qunar Cayman Islands Limited ("Qunar")

        In October 2015, the Company completed a share exchange transaction with Baidu, Inc. ("Baidu"), which was the principal shareholder of Qunar, upon completion of the exchange, the Company issued approximately 11.5 million ordinary shares, with the fair value of US$ 3.4 billion (RMB 21.7 billion) to Baidu in exchange for approximately 179 million Class A (There were 193 million outstanding Class A shares in Qunar) and 11 million Class B ordinary shares of Qunar. The Class A and Class B represents 3 votes and 1 vote per share respectively, and Class A ordinary shares were converted into Class B ordinary shares upon transfer. After the transaction, Ctrip owned ordinary share of Qunar representing approximately 45% of Qunar's aggregate voting interest and 48% economic interest.

        In connection with the transaction with Baidu, on December 10, 2015, the Company issued approximately 4 million ordinary shares to certain special purpose vehicles in exchange for approximately 66 million Class B ordinary shares of Qunar issued as equity incentives to Qunar's employees.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        Below is the summary of the fair value of acquisition cost for these acquisition:

	RMB	US$
Fair value of previously held equity interest(1)	21,698,582,100	3,416,184,974
Consideration paid in December 2015	10,842,783,275	1,687,067,570

Total purchase cost	32,541,365,375	5,103,252,544

(1)
Which represents fair value of purchase consideration for the initial 45% equity method investment in October 2015

        Under US GAAP, as a result of the above transactions, the Company is deemed to be the beneficial owner of 256 million Class B ordinary shares of Qunar representing majority voting interest and therefore accounts for these transactions as step acquisitions of business combination. The previously held equity interest of Qunar from the exchange transaction with Baidu was accounted for using equity method until the Company's consolidation of Qunar upon completion of the transaction with the Qunar shareholders in December 2015. The financial statements of Qunar are consolidated by the Company from December 31, 2015 on since the financial results of Qunar during the period from December 10 through December 31, 2015 were not material.

        The preliminary allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows. The fair value of non-controlling interest was measured based

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

on the purchase price, taking into account a discount reflective of the non-controlling nature of the interest based on the market price of Qunar's publically traded shares.

RMB
Cash and cash equivalents	5,169,733,816
Advance to suppliers	1,177,437,522
Prepayments and other current assets	3,075,154,225
Long-term investments	712,967,197
Fixed assets, net	232,085,350
Other non-current assets	127,412,235
Accounts payable	(1,584,668,322)
Taxes payable	(1,028,960,573)
Short-term debts	(3,301,856,678)
Accrued expenses and other current liabilities	(4,526,855,580)
Non-current liability	(93,019,969)
Non-controlling interests	(5,282,358)

Net assets of Qunar acquired	(45,853,135)
Identifiable intangible assets—trademark and domain	8,998,429,167
Identifiable intangible assets—technology and supplier network for new products*	948,347,023
Deferred tax liabilities	(2,489,866,400)
Non-controlling interests	(17,850,614,771)
Goodwill	42,980,923,491

Total purchase consideration	32,541,365,375

        The newly identifiable intangible assets of Qunar primarily consist of trademark and domain, technology and supplier network for new products. The trademark and domain are indefinite-lived intangible assets. The estimated fair value of the amortizable intangible assets (technology and supplier network for new products) is expected to amortised on a straight-line basis over a weighted average period of 5.2 years.

        In the first half year of 2016, the Company made certain investments, in the form of limited partnership capital contribution or other financing arrangements respectively, in several non-U.S. investment entities, with an aggregate fair value of approximately US$2.9 billion (RMB 19 billion), including US$1 billion (RMB 6.5 billion) cash and newly issued ordinary shares (the "Investment"). These investment entities have spent the Investment to acquire the majority of minority stake of Qunar through privately negotiated transactions. In accordance with ASC 810, the Company consolidates the financial statements of these investment entities and as such the investments are eliminated in consolidation. The Company accounts for the subsequent purchases of the Qunar non-controlling shares as equity transactions by adjusting the carrying amount of non-controlling interest of Qunar to reflect the decrease in the non-controlling interest's ownership in Qunar by RMB15.5 billion. The difference between the amount of the change in non-controlling interest and the consideration paid was

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

recognized in additional paid-in capital of the Company with amount of RMB3.7 billion against the US$ 1.9 billion (RMB 12.6 billion) of additional paid-in capital from the newly issued ordinary shares.

        The following unaudited pro forma consolidated financial information reflects the results of operations for the period ended June 30, 2015, as if the Qunar business combination had occurred on January 1, 2015, and after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually took place on the beginning of the period presented, and may not be indicative of future operating results.

In thousands	Six-month period ended June 30, 2015
RMB
Pro-forma net revenues	6,272,985
Pro-forma net loss	(1,670,379)

        For six-month period ended June 30, 2016, the consolidation of Qunar has contributed the net revenue and net loss of the Company with amount of RMB1.9 billion and RMB1.8 billion respectively.

  Travelfusion Limited ("Travelfusion")

        In January, 2015, the Company acquired 70% equity interest of Travelfusion. Travelfusion is a UK-based leading online Low Cost Carrier (LCC) travel content aggregator and innovator of Direct Connect global distribution solutions.

        The purchase consideration is RMB721 million (GBP75.6 million). The results of Travelfusion have been included in the consolidated financial statements of the Company since the acquisition date. As of December 31, 2015, the total unpaid cash consideration was RMB 41 million and will be paid in 2016. On the acquisition date, the preliminary allocation of the purchase price of the assets acquired and liabilities assumed based on their fair values was as follows. The non-controlling interest represents the fair value of the 30% equity interest not held by the Company:

RMB
Net assets	36,936,493
Identifiable intangible assets—trademark and domain	78,058,071
Identifiable intangible assets—Business relationship	261,146,660
Identifiable intangible assets—IT Platform	5,051,377
Deferred tax liabilities	(72,293,783)
Non-controlling interests	(275,995,802)
Goodwill	687,633,024

Total purchase consideration	720,536,040

        The identifiable intangible assets primarily consist of trademark and domain, business relationship and IT Platform. The trademark and domain are indefinite-lived intangible assets. The fair values of

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

the business relationship and IT Platform are amortized on a straight-line basis over 10 years and 5 years, respectively.

        Other than the acquisitions disclosed above, none of other acquisition incurred during the periods presented is material to our businesses or financial results.

Goodwill and other intangible assets

        Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired as a result of the Company's acquisitions of interests in its subsidiaries and consolidated VIEs.

        Goodwill is not amortized but is reviewed at least annually for impairment or earlier, if an indication of impairment exists. Recoverability of goodwill is evaluated using a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the fair value of a reporting unit exceeds the carrying value of the net assets assigned to a reporting unit, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets assigned to a reporting unit exceeds the fair value of a reporting unit, the second step of the impairment test is performed in order to determine the implied fair value of a reporting unit's goodwill. Determining the implied fair value of goodwill requires valuation of a reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, goodwill is deemed impaired and is written down to the extent of the difference. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.

        For the six-month period ended June 30, 2016, the increase of goodwill mainly includes one business acquisition in 2016, and measurement period adjustments as well as foreign currency differences. The Company paid RMB 54.6 million for the acquisition in 2016, and none of the acquisitions occurred during the periods presented was material. There was no impairment of goodwill during the periods ended June 30, 2015 and 2016. Each quarter the Company reviews the events and circumstances to determine if goodwill impairment may be indicated.

        Separately identifiable intangible assets that have determinable lives continue to be amortized and consist primarily of non-compete agreements, customer list, supplier relationship, technology and business relationship as of December 31, 2015 and June 30, 2016. The Company amortizes intangible assets on a straight-line basis over their estimated useful lives, which is three to ten years. The estimated life of amortized intangibles is reassessed if circumstances occur that indicate the life has changed. Other intangible assets that have indefinite useful life primarily include trademark and domain names as of December 31, 2015 and June 30, 2016. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. The Company estimates total fair value of the reporting unit using discounted cash flow analysis, and makes assumptions regarding

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

future revenue, gross margins, working capital levels, investments in new products, capital spending, tax, cash flows, and the terminal value of the reporting unit.

        The Company reviews intangible assets with indefinite lives annually for impairment.

        No impairment on other intangible assets was recognized for the six-month periods ended June 30, 2015 and 2016.

Impairment of long-lived assets

        Long-lived assets (including intangible with definite lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Reviews are performed to determine whether the carrying value of asset group is impaired, based on comparison to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the Group recognizes impairment of long-lived assets to the extent the carrying amount of such assets exceeds the fair value.

Accrued liability for customer reward program

        The Group's end users participate in a reward program, which provides travel awards and other gifts to members based on accumulated membership points that vary depending on the services rendered and fees paid. The estimated incremental costs to provide free travel and other gifts are recognized as sales and marketing expense in the statements of income and comprehensive income and accrued for as a current liability as members accumulate points. As members redeem awards or their entitlements expire, the accrued liability is reduced correspondingly. As of December 31, 2015, and June 30, 2016, the Group's accrued liability for its customer reward program amounted to RMB593 million and RMB633 million, respectively, based on the estimated liabilities under the customer reward program. Our expenses for the customer rewards program were approximately RMB225 million and RMB116 million for the six-month periods ended June 30, 2015 and 2016.

Deferred revenue

        The Group has the coupon program, through which the Group provides coupons for end users who book selected hotels online through website. The end users who use the coupons receive credits in their virtual cash accounts upon check-out from the hotels and reviews for hotels submitted. The end users may redeem the amount of credits in their virtual cash account in cash, voucher, or mobile phone credit. The Group accounts for the estimated cost of future usage of coupons as contra-revenue or sales and marketing expenses in the consolidated statements.

Revenue recognition

        The Group presents majority of its revenues on a net basis. Revenues are recognized at gross amounts where the Group undertakes the majority of the business risks by pre-purchasing inventories and acts as principal related to the services provided. The amount of revenues recognized at gross basis was immaterial during the six-month periods ended June 30, 2015 and 2016, respectively.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        Effective August 1, 2013, pursuant to Circular Caishui [2013] No. 37 released by the Ministry of Finance of China, entities within transportation service and selected modern service industries will switch from a business tax payer to a VAT payer.

Accommodation reservation services

        The Group receives commissions from travel suppliers for hotel room reservations through the Group's transaction and service platform. Commissions from hotel reservation services rendered are recognized after end users have completed their stay at the applicable hotel and upon confirmation of pending payment of the commissions by the hotel. Contracts with certain travel suppliers contain incentive commissions typically subject to achieving specific performance targets and such incentive commissions are recognized when it is reasonably assured that the Group is entitled to such incentive commissions. The Group generally receives incentive commissions from monthly arrangements with hotels based on the number of hotel room reservations where end users have completed their stay. The Group presents revenues from such transactions on a net basis in the statements of income and comprehensive income as the Group, generally, does not assume inventory risks and has no obligations for cancelled hotel reservations.

Transportation ticketing services

        Transportation ticketing services revenues mainly represent revenues from tickets reservations and other related services. The Group receives commissions from travel suppliers for ticketing services through the Group's transaction and service platform under various services agreements. Commissions from ticketing services rendered are recognized after tickets are issued. The Group presents revenues from such transactions on a net basis in the statements of income as the Group, generally, does not assume inventory risks and has no obligations for cancelled airline ticket reservations. Loss due to obligations for cancelled ticket reservations is minimal in the past.

Packaged-tour

        The Group receives referral fees from travel product providers for packaged-tour products and services through the Group's transaction and service platform. Referral fees are recognized as commissions on a net basis after the packaged-tour service are rendered and collections are reasonably assured.

Corporate travel

        Corporate travel management revenues primarily include commissions from air ticket booking, hotel reservation and packaged-tour services rendered to corporate clients. The Group contracts with corporate clients based on service fee model. Travel reservations are made via on-line and off-line services for air tickets, hotel and package-tour. Revenue is recognized on a net basis after the services are rendered, e.g. air tickets are issued, hotel stays or packaged-tour are completed, and collections are reasonably assured.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Other businesses

        Other businesses comprise primarily of online advertising services, the sale of Property Management System ("PMS"), and related maintenance service.

        Shanghai Ctrip Commerce and Qunar receive advertising revenues, which principally represent the sale of banners or sponsorship on the website and mobile from end users. Advertising revenues are recognized ratably over the fixed term of the agreement as services are provided.

        Jointwisdom, a subsidiary of the Company, conducts sale of PMS and related maintenance service. The sale of PMS is recognized upon customer acceptance. Maintenance service is recognized ratably over the term of the maintenance contract on a straight-line basis.

Cost of revenues

        Cost of revenues consists primarily of payroll compensation of customer service center personnel, payments to travel suppliers, credit card service fee, telecommunication expenses, direct cost of principal travel tour services, depreciation, rentals and related expenses incurred by the Group's transaction and service platform which are directly attributable to the rendering of the Group's travel related services and other businesses.

Product development

        Product development expenses include expenses incurred by the Group to develop the Group's travel supplier networks as well as to maintain, monitor and manage the Group's transaction and service platform. The Group recognizes website, software and mobile applications development costs in accordance with ASC 350-50 "Website development costs" and ASC 350-40 "Software—internal use software" respectively. The Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and mobile applications or the development of software or mobile applications for internal use and websites content.

Sales and marketing

        Sales and marketing expenses consist primarily of costs of payroll and related compensation for the Company's sales and marketing personnel, advertising expenses, and other related marketing and promotion expenses. Advertising expenses, amounting to approximately RMB769 million and RMB1.3 billion for the six-month periods ended June 30, 2015 and 2016 respectively, are charged to the statements of income as incurred.

Share-based compensation

        Under ASC 718, the Company applied the Black-Scholes valuation model in determining the fair value of options granted. Risk-free interest rates are based on US Treasury yield for the terms consistent with the expected life of award at the time of grant. Expected life is based on historical exercise patterns, for options granted before 2008 which the Company has historical data of and believes are representative of future behavior. For options granted since 2008, the Company used

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

simplified method to estimate its expected life. Expected dividend yield is determined in view of the Company's historical dividend payout rate and future business plan. The Company estimates expected volatility at the date of grant based on historical volatilities. The Company recognizes compensation expense on all share-based awards on a straight-line basis over the requisite service period. Forfeiture rate is estimated based on historical forfeiture patterns and adjusted to reflect future change in circumstances and facts, if any. If actual forfeitures differ from those estimates, we may need to revise those estimates used in subsequent periods.

        ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.

        According to ASC 718, a change in any of the terms or conditions of stock options shall be accounted for as a modification of the plan. Therefore, the Company calculates incremental compensation cost of a modification as the excess of the fair value of the modified option over the fair value of the original option immediately before its terms are modified, measured based on the share price and other pertinent factors at the modification date. For vested options, the Company would recognize incremental compensation cost in the period the modification occurs and for unvested options, the Company would recognize, over the remaining requisite service period, the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original award on the modification date.

        According to ASC 718, the Company classifies options or similar instruments as liabilities if the entity can be required under any circumstances to settle the option or similar instrument by transferring cash or other assets and such cash settlement is probable. The percentage of the fair value that is accrued as compensation cost at the end of each period shall equal the percentage of the requisite service that has been rendered at that date. Changes in fair value of the liability classified award that occur during the requisite service period shall be recognized as compensation cost over that period. Changes in fair value that occur after the end of the requisite service period are compensation cost of the period in which the changes occur. Any difference between the amount for which a liability award is settled and its fair value at the settlement date as estimated is an adjustment of compensation cost in the period of settlement.

  Share incentive plans of Ctrip

        On November 5, 2004, the Company's board of directors adopted a 2005 Employee's Stock Option Plan ("2005 Option Plan"). The 2005 Option Plan was approved by the shareholders of the Company in October 2005. The Company has reserved 3,000,000 ordinary shares for future issuances of options under the 2005 Option Plan. The terms of the 2005 Option Plan are substantially similar to the Company's 2003 Option Plan. As of December 31, 2015 and June 30, 2016, 179,453 and 165,347 options were outstanding under the 2005 Option Plan respectively.

        On October 17, 2007, the Company adopted a 2007 Share Incentive Plan ("2007 Incentive Plan"), which was approved by the shareholders of the Company on June 15, 2007. Under the 2007 Incentive Plan, the maximum aggregate number of shares, which may be issued pursuant to all share-based

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

awards (including Incentive Share Options and Restricted Share Units ("RSU")), is one million ordinary shares as of the first business day of 2007, plus an annual increase of one million shares to be added on the first business day of each calendar year beginning in 2008 to 2016. Under the 2007 Incentive Plan, the directors may, at their discretion, grant any employees, officers, directors and consultants of the Company and/or its subsidiaries such share-based awards. Shares options granted under 2007 Incentive Plan are vested over a period of 4 years. The Company granted 134,534 and 1,062,302 new shares options and RSUs to employees with 4 year requisite service period for the six-month period ended June 30, 2015 and 2016, respectively. As of December 31, 2015 and June 30, 2016, 4,826,009 and 4,759,890 options and 865,409 and 1,387,862 RSUs were outstanding under the 2007 Incentive Plan.

        As of June 30, 2016, there was US$350 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested share options and RSUs which are expected to be recognized. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. Total cash received from the exercise of share options amounted to RMB52,028,317 and RMB119,454,908 for the six-month period ended June 30, 2015 and 2016, respectively.

  Share incentive plans of Qunar

        In November 2007, Qunar's shareholders approved the 2007 Share Incentive Plan (the "2007 Share Incentive Plan"), which is administered by Qunar's Board of Directors or any of its committees. Under the Plan, Qunar's Board of Directors may grant options to its employees, directors and consultants to purchase an aggregate of no more than 9,600,140 ordinary shares of the Company. On December 29, 2011, Qunar's Board of Directors approved the increase of the number of shares available for issuance under the 2007 Share Incentive Plan from 20,724,362 to 26,060,000 shares. On August 10, 2012, Qunar's Board of Directors approved that starting from January 1, 2013, the number of shares available for issuance under the 2007 Share Incentive Plan would increase annually by 1.5% of the total outstanding ordinary and redeemable ordinary shares as of January 1 of that respective calendar year. On September 22, 2013, the Board of Directors approved an increase in the number of shares available for issuance under the 2007 Share Incentive Plan by 6,066,896 shares. The options granted have a contractual term of ten years and generally vest over a four-year period, with 25% of the awards vesting one year after the date of grant and 1/16 of the remaining grants vesting on a quarterly basis thereafter. In December 2015, Qunar modified the awards under the 2007 Share Incentive Plan to be convertible to Ctrip American depositary shares ("ADSs") at a ratio of 1 Qunar ADS to 0.725 Ctrip ADS. Unvested awards under the 2007 Share Incentive Plan became fully vested for certain employees and all cliff vesting conditions and performance-based vesting conditions were removed from all outstanding awards under the 2007 Share Incentive Plan. As of December 31, 2015 and June 30, 2016, 8,596,548 and 7,660,524 options were outstanding under the 2007 Qunar Option Plan respectively.

        On November 18, 2015, Board of Directors of Qunar approved another share incentive plan (the "2015 Qunar Share Incentive Plan"), under which share options granted, when vested and exercised, will be entitled to be convertible to Ctrip ADSs at a ratio of 1 Qunar ADS to 0.725 Ctrip ADS. Certain options granted under the 2015 Qunar Share Incentive Plan vest immediately upon grant, while others vest on a quarterly basis on the same vesting schedule as those outstanding awards under the 2007 Share Incentive Plan. Under the 2015 Qunar Share Incentive Plan, Qunar may grant options to its

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

employees, directors and consultants to purchase an aggregate of no more than 28,476,795 ordinary shares of the Company. These options granted have a contractual term of ten years. As of December 31, 2015 and June 30, 2016, 10,162,890 and 7,789,191 options were outstanding under the 2015 Qunar Option Plan respectively.

Operating leases

        Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received by the Group from the leasing company are charged to the statements of income on a straight-line basis over the lease periods.

Taxation

        Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered unlikely that some portion of, or all of, the deferred tax assets will not be realized.

        The Company applies ASC 740, "Income Taxes". It clarifies the accounting for uncertainty in income taxes recognized in the Company's consolidated financial statements and prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

Other income (net)

        Other income consists of gain on deconsolidation of subsidiaries, financial subsidies, investment income and foreign exchange gains/(losses). Financial subsidies from local PRC government authorities were recorded as other income in the consolidated statements of income. There are no defined rules and regulations to govern the criteria necessary for companies to enjoy such benefits and the amount of financial subsidy are determined at the discretion of the relevant government authorities. Financial

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

subsidies are recognized as other income when received. Components of other income for the six-month period ended June 30, 2015 and 2016 were as follows:

	Six-month period ended June 30, 2015	Six-month period ended June 30, 2016
	RMB	RMB
Gain on disposal of cost method investment (Note 3)	—	141,094,189
Gain on disposal of available-for-sale investment (Note 3)	—	140,651,759
Subsidy income	17,803,446	66,136,662
Reimbursement from the depository	11,582,882	12,881,408
Gain on deconsolidation of subsidiaries	1,873,977	3,289,000
Foreign exchange losses	(10,054,336)	(60,575,556)
Bank charges	(37,907,809)	(50,624,064)
Others	13,130,209	34,919,435

Total	(3,571,631)	287,772,833

Statutory reserves

        The Company's PRC subsidiaries and the VIEs are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of each company. Appropriations to the enterprise expansion fund, staff welfare and bonus fund are at the discretion of the board of directors of Ctrip Computer Technology, Ctrip Travel Information, Ctrip Travel Network, Ctrip Information Technology and Jointwisdom, the subsidiaries of the Company. Appropriations to discretionary surplus reserve are at the discretion of the board of directors of the VIEs. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. Additionally, ezTravel, the Company's subsidiary incorporated in Taiwan, is also required to allocate 10% of its after-tax profit to the statutory reserve in accordance with the Taiwan regulations. There is no such regulation of providing statutory reserve in Hong Kong. During the 6-month period ended June 30, 2015 and 2016, no appropriations to statutory reserves has been made.

Dividends

  Dividends are recognized when declared.

        PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. The Company's PRC subsidiaries can only distribute dividends after they have met the PRC requirements for appropriation to statutory reserves. Additionally, as the Company does not have any direct ownership in the VIEs, the VIEs cannot directly distribute dividends to the Company. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. As substantially all of our revenues are in RMB, any restrictions on currency exchange may limit our ability to use revenue generated in RMB to

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

fund our business activities outside China or to make dividend payments in U.S. dollars. Restricted net assets of the Company's PRC subsidiaries and VIEs not distributable in the form of dividends to the parent as a result of the aforesaid PRC regulations and other restrictions were RMB2.8 billion as of June 30, 2016.

        As a result of the aforementioned PRC regulation and the Company's organizational structure, accumulated profits of the subsidiaries in PRC distributable in the form of dividends to the parent as of December 31, 2015 and June 30, 2016 were RMB7.2 billion and RMB7.1 billion, respectively. The Company's PRC subsidiaries and VIEs are able to enter into royalty and trademark license agreements or certain other contractual arrangements at the sole discretion of the Company, for which the compensatory element of the arrangement is deducted from the accumulated profits.

        Effective January 1, 2008, current CIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside mainland China. A lower withholding tax rate will be applied if there is a tax treaty arrangement between mainland China and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by PRC tax authorities, for example, will be subject to a 5% withholding tax rate. Furthermore, pursuant to the applicable circular and interpretations of the current EIT Law, dividends from earnings created prior to 2008 but distributed after 2008 are not subject to withholding income tax.

Earnings per share

        In accordance with "Computation of Earnings Per Share", basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to common shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Dilutive ordinary equivalent shares consist of ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).

        If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure. If changes in common stock resulting from stock dividends, stock splits, or reverse stock splits occur after the close of the period but before the financial statements are issued or are available to be issued, the per-share computations for those and any prior-period financial statements presented are based on the new number of shares.

        Effective December 1, 2015, the Company effected a change of the ratio of its ADSs to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share. The historical and present earnings/ (loss) per share for the periods presented herein has been retrospectively adjusted to reflect such effect.

Treasury stock

        On July 30, 2008 and September 30, 2008 our board of directors and shareholders respectively approved a US$15 million share repurchase plan. On September 29, 2011, our board of directors

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

approved another US$100 million share repurchase plan. On June 13, 2012, our board of directors approved a US$300 million share repurchase plan. And on April 3, 2014, our board of directors approved a US$600 million share repurchase plan. The share-repurchase programs do not require the Company to acquire a specific number of shares and may be suspended or discontinued at any time.

Segment reporting

        The Company operates and manages its business as a single segment. Resources are allocated and performance is assessed by the CEO, whom is determined to be the Chief Operating Decision Maker (CODM). Since the Company operates in one reportable segment, all financial segment and product information required by this statement can be found in the Consolidated Financial Statements.

        The Company primarily generates its revenues from end users in Great China Area, and assets of the Company are also located in Great China Area. Accordingly, no geographical segments are presented.

Recent accounting pronouncements

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard will require the Company to separate performance obligations within a contract, determine total transaction costs, and ultimately allocate the transaction costs across the established performance obligations. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 will become effective for the Company beginning in fiscal 2018 under either full or modified retrospective adoption, with early adoption permitted as of the original effective date of ASU 2014-09. The Company is currently assessing the potential effects of these changes on the Company's consolidated financial statements.

        In January, 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. This accounting standard retains the current accounting for classifying and measuring investments in debt securities and loans, but requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. This guidance also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby estimated fair value may be measured at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments. This revised guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

        In February, 2016, the FASB issued ASU No. 2016-02, Leases. This accounting standard requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

        In March, 2016, the FASB issued ASU No. 2016-06, Contingent Put and Call Options in Debt Instruments. The amendments in this Update apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. The Amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts, which is one of the criteria for bifurcating an embedded derivative. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. The amendments are an improvement to GAAP because they eliminate diversity in practice in assessing embedded contingent call (put) options in debt instruments. For public companies, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. An entity should apply the amendments in this Update on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

        In March 2016, the FASB issued ASU No. 2016-07, Simplifying the Transition to the Equity Method of Accounting. The amendments in this Update eliminate the requirement that when an investment qualified for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previous held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments in this Update require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increase in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

2. PRINCIPAL ACCOUNTING POLICIES (Continued)

Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

        In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share—Based Payment Accounting, which outlines new provisions intended to simplify various aspects related to accounting for share—based payments and their presentation in the financial statements. The standard is effective for the Company from calendar 2017 and from the first interim period of calendar 2017. Early adoption is permitted. The Company is evaluating the impact of the adoption of this update and, based upon consideration of its share—based payment practices, does not expect that the adoption will have a material impact on its consolidated financial statements.

        In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The standard is effective for the Company from calendar 2020, with early adoption permitted for calendar 2019. The Company has yet to commence an evaluation of the impact of the adoption of this standard on its consolidated financial statements.

Certain risks and concentration

        Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, short-term investment, accounts receivable, amounts due from related parties, prepayments and other current assets. As of December 31, 2015 and June 30, 2016, substantially all of the Company's cash and cash equivalents, restricted cash and short-term investment were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality based on their credit ratings. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC.

        No individual customer accounted for more than 10% of net revenues for the six-month period ended June 30, 2015 and 2016. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2015 and June 30, 2016.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

3. INVESTMENTS

        The Company's long-term investments are consisted of the follows:

	December 31 2015	June 30 2016
	RMB	RMB
Held to maturity investment
Long-term time deposit	1,020,425,292	1,039,972,092
Available-for-sale investments
China Eastern Airline	—	3,079,192,544
Tujia	2,876,749,196	2,951,401,321
eLong	—	1,797,616,926
LY.com	1,745,309,616	1,745,309,616
Hanting	1,116,231,309	1,334,598,638
MakeMyTrip	—	1,196,262,000
eHi	793,869,127	654,034,420
Tuniu	430,659,093	233,083,048
Easy Go	527,301,676	217,284,352
Others	316,742,816	225,043,305
Equity method investments
Homeinns	961,773,378	955,883,350
eLong	2,632,145,397	747,869,990
Others	461,048,432	938,829,229
Cost method investments	988,268,166	860,748,634
Total net book value	13,870,523,498	17,977,129,465

Held to maturity investment

        In September 2015, the Company placed a three-year time deposit of RMB 1 billion to a domestic bank with fixed interest rate of 3.90% per annum.

Available-for-sale investments

        China Eastern Airlines Limited ("China Eastern Airlines")

        In April 2016, the Company purchased 466 million ordinary share of China Eastern Airlines with the total consideration of RMB 3 billion which represented around 3% equity interest of China Eastern Airlines. China Eastern Airlines is listed on the New York, Hong Kong and Shanghai stock exchange. The shares of China Eastern Airlines the Company purchased is traded at Shanghai Stock Exchange. The Company does not have the ability to exercise significant influence. The investment in China Eastern Airlines is therefore classified as available-for-sale investment. As of June 30 2016, the closing price of China Eastern Airlines A shares was RMB 6.61 per share. The Company remeasured the investment at a fair value of RMB 3.1 billion with RMB 79 million unrealized gain recorded in other comprehensive income.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

3. INVESTMENTS (Continued)

  Tujia

        Tujia was a consolidated subsidiary of the Company. In July, 2015, after Series D+ financing of Tujia, the equity interest of the Company was diluted to 45% and the Company was no longer entitled to appoint the majority of the board of directors of Tujia. As a result, the Company lost the control in Tujia and the financial position and results of operations of Tujia was deconsolidated. As of June 30, 2016, the Company held 101,498,094 convertible and redeemable preferred shares of Tujia. The convertible and redeemable preferred shares that the Company subscribed from Tujia are not in substance common stocks and are classified as available-for-sale investment.

  LY.com

        In April, 2014, the Company purchased a minority stake of LY.com, a leading local attraction ticket service provider, with a cash consideration of approximately RMB1.4 billion. According to the purchase agreement and shareholders arrangement, the investment on LY.com is considered not in substance common stock and is classified as available-for-sale investments. As of June 30 2016, the Company remeasured the investment in LY.com at a fair value of RMB1.7 billion (approximately US$263 million), with RMB0.3 billion unrealized gain recorded in other comprehensive income.

  Hanting

        As a result of a series of investments on Hanting in 2010, the Company holds an aggregate of 22,049,446 shares of Hanting, representing approximately 9% of Hanting's total outstanding shares with the aggregated investment cost of US$67.5 million (approximately RMB0.5 billion). The Company does not have the ability to exercise significant influence and the investment in Hanting is classified as available-for-sale investment. As of June 30 2016, the closing price of Hanting was US$36.43 per ADS. The Company remeasured the investment in Hanting at a fair value of RMB1.3 billion (approximately US$201 million), with RMB0.9 billion unrealized gain recorded in other comprehensive income.

  MakeMyTrip

        In January, 2016, the Company made an investment of US$180 million in MakeMyTrip Limited ("MakeMyTrip"), an Indian online travel company to purchase its newly issued convertible bonds. Upon completion of the investment, the Company is entitled to appoint a director to MakeMyTrip's board of directors. Since the investment of convertible bonds in MakeMyTrip is not in substance common stock, it is classified as available-for-sale debt security. As of June 30 2016, the Company remeasured the investment in MakeMyTrip at a fair value of RMB1.2 billion (approximately US$180 million), with RMB13 million unrealized gain recorded in other comprehensive income.

  eHi

        As a result of a series of investments in eHi since 2013, the Company has held an aggregate equity interest of approximately 14% of eHi's total outstanding share and 19.6% of eHi's voting power as of December 31, 2015 and June 30, 2016 with the aggregated investment cost of US$107 million (approximately RMB0.7 billion). The Company does not have the ability to exercise significant influence and the investment in eHi is classified as available-for-sale investment. As of June 30 2016,

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

3. INVESTMENTS (Continued)

the closing price of eHi was US$10.11 per ADS. The Company remeasured the investment in eHi at a fair value of RMB654 million (approximately US$98 million), with RMB58 million unrealized loss recorded in other comprehensive income.

  Easy Go

        In December 2013 and August 2014, the Company subscribed Easy Go's Series B and Series C convertible preferred shares with a total consideration of US$53 million (approximately RMB 324 million). The convertible preferred shares that the Company subscribed from Easy Go are not in substance common stocks and are classified as available-for-sale investment. As of June 30 2016, the Company remeasured the investment in Easy Go at a fair value of RMB217 million (approximately US$33 million), with RMB41 million unrealized gain recorded in other comprehensive income.

        In February 2016, the Company consummated a transaction to sell approximately 6 million Easy Go's convertible and redeemable preferred shares to a third party institution for a total consideration of US$49 million (approximately RMB317 million) which included a gain of US$23 million (approximately RMB135 million) recycled from the other comprehensive income and reported in "other income" (Note 2).

  Tuniu

        The Company held an aggregate equity interest of approximately 4% of Tuniu as of December 31, 2015 and June 30, 2016 with the aggregated investment cost of US$ 50 million (approximately RMB0.3 billion). The Company does not have the ability to exercise significant influence and the investment in Tuniu is classified as available-for-sale investment. As of June 30 2016, the closing price of Tuniu was US$8.43 per ADS. The Company remeasured the investment in Tuniu at a fair value of RMB233 million (approximately US$35 million), with RMB0.1 billion unrealized loss recorded in other comprehensive income.

Equity method investments

  eLong

        In May 2015, the Company entered into a share purchase agreement with certain selling shareholders, including Expedia, Inc. ("Expedia"), to acquire approximately 38% share capital of eLong, Inc. ("eLong") which included both ordinary shares and high-vote ordinary shares. The total consideration was approximately USD422 million. The Company has one out of eight board seats of eLong. The Company applies the equity method to account for the investment starting June 2015.

        In May 2016, in connection with a consummated "going-private" transaction of eLong, eLong was reorganized and became the wholly owned subsidiary of E-dragon Holdings Limited ("E-dragon"). All the ordinary shares and high-vote ordinary shares of eLong previously held by the Company were transferred to the ordinary shares and preferred shares of E-dragon respectively. The Company disposed its previously held investment in eLong at its carrying value and recognized the ordinary shares and preferred shares of E-dragon it obtained at their respective fair value on the date of transfer. The Company determined that the fair value of the ordinary shares and preferred shares of E-dragon approximated to the carrying value of its investment in eLong.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

3. INVESTMENTS (Continued)

        After the transaction, the Company will apply equity accounting for its investment in E-dragon's ordinary shares, it acquired on the date of transfer, on one quarter lag basis since the financial statements of E-dragon were not available within a sufficient time period. The preferred shares of E-dragon that the Company holds are redeemable and convertible and hence not considered as in substance common stocks and are classified as available-for-sale debt security.

        The carrying amount and unrealized securities holding profit for investment in eLong during the period was as follows:

	December 31 2015	June 30 2016
	RMB	RMB
Investment cost	2,615,954,303	2,732,852,735
Foreign currency translation	116,898,432	70,917,989

Total investment cost	2,732,852,735	2,803,770,724

Value booked under equity method
Share of cumulative loss	(98,560,550)	(255,175,524)
Amortization of outside difference, net of tax	(2,146,788)	(3,108,284)

Total booked value under equity method.	(100,707,338)	(258,283,808)

Net book value	2,632,145,397	2,545,486,916

        In the six-months period of 2016, among the share of cumulative loss of eLong, the Company recognized the loss as a result of the equity dilution impact in eLong with amount of RMB 26 million in "Equity in income/(loss) of affiliates" of the Comprehensive income statement.

  Homeinns

        The Company holds an aggregate equity interest of approximately 15% of the outstanding shares of Homeinns (or 14,400,765 shares). Given the level of investment and the common directors on Board of both companies, the Company applied equity method of accounting to account for the investment in Homeinns.

        The Company applied equity accounting for Homeinns investment on one quarter lag basis since the financial statements of Homeinns were not available within a sufficient time period.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

3. INVESTMENTS (Continued)

        The carrying amount and unrealized securities holding profit for investment in Homeinns during the period was as follows:

	December 31, 2015	June 30, 2016
	RMB	RMB
Investment cost
Balance at beginning of year	568,679,251	585,226,707
Foreign currency translation	16,547,456	—

Total investment cost	585,226,707	585,226,707

Value booked under equity method
Share of cumulative profit	403,234,118	399,287,845
Amortization of outside difference, net of tax	(26,687,447)	(28,631,202)

Total booked value under equity method.	376,546,671	370,656,643

Net book value	961,773,378	955,883,350

        In the six-months period of 2016, among the share of cumulative profit of Hominns, the Company recognized gain as a result of the equity dilution impact in Homeinns with amount of RMB 12 million in "Equity in income/(loss) of affiliates" of the Comprehensive income statement.

Cost method investments

        Cost method is used for investments over which the Company does not have the ability to exercise significant influence. The carrying value of cost method investments was RMB 1 billion and RMB 0.9 billion as of December 31, 2015 and June 30, 2016 respectively. None of these investments individually is considered as material to the Group's financial position.

        In February 2016, the Company consummated a transaction to sell all its held 4% equity interest of Keystone, which was accounted for under cost method with the carrying value of RMB 167 million, to a third party institution with the total consideration of US$47 million (approximately RMB 308 million) which included a gain of RMB 141 million as reported in "other income" (Note 2).

4. FAIR VALUE MEASUREMENT

        In accordance with ASC 820-10, the Company measures financial products, time deposits and available-for-sale investments at fair value on a recurring basis. Available-for-sale investments classified within Level 1 are valued using quoted market prices that currently available on a securities exchange registered with the Securities and Exchange Commission (SEC) and Shanghai Stock Exchange (SSE). Financial products and time deposits classified within Level 2 are valued using directly or indirectly observable inputs in the market place. The available-for-sale investments classified within Level 3 are valued based on a model utilizing unobservable inputs which require significant management judgment and estimation.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

4. FAIR VALUE MEASUREMENT (Continued)

        Assets measured at fair value on a recurring basis are summarized below:

	Fair Value Measurement at June 30, 2016 using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at June 30, 2016
	RMB	RMB	RMB	RMB	US$
Short-term investments
Financial products	—	5,263,127,021	—	5,263,127,021	791,935,934
Time deposits	—	180,817,249	—	180,817,249	27,207,338
Available-for-sale investments
China Eastern Airline	3,079,192,544	—	—	3,079,192,544	463,322,130
Tujia	—	—	2,951,401,321	2,951,401,321	444,093,550
eLong	—	—	1,797,616,926	1,797,616,926	270,485,100
LY.com	—	—	1,745,309,616	1,745,309,616	262,614,487
Hanting	1,334,598,638	—	—	1,334,598,638	200,815,335
Make My Trip	—	—	1,196,262,000	1,196,262,000	180,000,000
eHi	654,034,420	—	—	654,034,420	98,411,716
Tuniu	233,083,048	—	—	233,083,048	35,071,706
Easy Go	—	—	217,284,352	217,284,352	32,694,496
Others	—	—	225,043,305	225,043,305	33,861,976

Total	5,300,908,650	5,443,944,270	8,132,917,520	18,877,770,440	2,840,513,768

	Fair Value Measurement at December 31, 2015 Using
	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable inputs (Level 3)	Fair Value at December 31, 2015
	RMB	RMB	RMB	RMB	US$
Financial products	—	7,937,009,389	—	7,937,009,389	1,225,263,112
Time deposits	—	1,153,526,819	—	1,153,526,819	178,073,855
Available-for-sale investments
Tujia	—	—	2,876,749,196	2,876,749,196	444,093,550
LY.com	—	—	1,745,309,616	1,745,309,616	269,429,377
Hanting	1,116,231,309	—	—	1,116,231,309	172,316,421
eHi	793,869,127	—	—	793,869,127	122,552,275
Easy Go	—	—	527,301,676	527,301,676	81,401,352
Tuniu	430,659,093	—	—	430,659,093	66,482,308
Others	—	—	316,742,816	316,742,816	48,896,665

Total	2,340,759,529	9,090,536,208	5,466,103,304	16,897,399,041	2,608,508,915

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

4. FAIR VALUE MEASUREMENT (Continued)

        The roll forward of major Level 3 investments are as following:

	Tujia	eLong	LY.com	Make My Trip	Easy Go	Others
	RMB	RMB	RMB		RMB	RMB
Fair value as at December 31, 2014	—	—	1,547,844,523	—	627,905,501	207,514,062
Addition	2,784,302,479	—	—	—	—	94,928,814
Effect of exchange rate change	53,534,169	—	—	—	13,372,961	7,103,210
The change in fair value of the investment	38,912,548	—	197,465,093	—	(113,976,786)	7,196,730

Fair value as at December 31, 2015	2,876,749,196	—	1,745,309,616	—	527,301,676	316,742,816

Addition/(disposal)		1,797,616,926		1,183,054,000	(304,815,274)	(94,584,827)
Effect of exchange rate change	74,652,125	—	—	13,208,000	(5,202,050)	2,885,316
The change in fair value of the investment	—	—	—	—	—	—

Fair value as at June 30, 2016	2,951,401,321	1,797,616,926	1,745,309,616	1,196,262,000	217,284,352	225,043,305

Fair value as at June 30, 2016 (US$)	444,093,550	270,485,100	262,614,487	180,000,000	32,694,496	33,861,976

        The Company determined the fair value of their investment by using an income approach concluding on the overall investee's equity value and allocating this value to the various classes of preferred and common shares by using an option-pricing method. The determination of the fair value was assisted by independent appraisals, based on estimates, judgments and information of other comparable public companies. The significant unobservable inputs used in the valuation are as following:

Unobservable Input	Tujia	eLong	LY.com	Easy Go	Others
Weighted average cost of capital	17%	15%	17%	28%	17 - 25%
Terminal growth rate	3%	3%	3%	3%	3%
Lack of marketability discount	30%	19%	35%	20%	9 - 30%
Time to liquidation	4 years	5 years	4 years	2 years	0.58 - 3.29 years
Risk-free rate	2.21%	1.46%	2.21%	1.65%	1.45 - 2.60%
Expected volatility	42.8%	50%	50.4%	38.75%	33.07 - 62.72%
Probability	Liquidation scenario: 10%	Liquidation scenario: 30%	Liquidation scenario: 70%	Liquidation scenario: 55%	Liquidation scenario: 40% - 50%
	Redemption scenario: 10%	Redemption scenario: 30%	IPO scenario: 30%	Redemption scenario: 45%	Redemption scenario: 40% - 50%
	IPO scenario: 80%	IPO scenario: 40%		Conversion scenario: 5%	Conversion scenario: 0% - 20%
Dividend yield	Nil		Nil	Nil	Nil

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

5. SHORT-TERM DEBT

	As of December 31, 2015	As of June 30, 2016
	RMB	RMB
Short-term borrowings	4,544,819,828	5,784,079,117
2017 and 2018 Convertible Senior Notes (Note 8)	5,507,036,892	5,545,073,124
Qunar CB	2,658,356,678	—

Total	12,710,213,398	11,329,152,241

        As of June 30, 2016, the Group obtained one borrowings of RMB374 million (US$56.26 million) in aggregate collateralized by a bank deposit of RMB380 million classified as restricted cash. The annual interest rate of borrowings is approximately 1.7%.

        As of June 30, 2016, the Group obtained four borrowings of RMB1.4 billion (US$211.5 million) in aggregate collateralized by a bank deposit of RMB100 million as restricted cash and short-term investment of RMB1.1 billion. The annual interest rate of borrowings is approximately from 1.4% to 1.7%.

        As of June 30, 2016, the Group obtained one borrowings of RMB599.2 million (US$90.2 million) in aggregate collateralized by bank deposits of RMB123.5 million as restricted cash. The annual interest rate of borrowings is approximately 1.1%.

        As of June 30, 2016, the Group obtained three borrowings of RMB336.9 million (US$50.7 million) in aggregate collateralized by bank deposits of RMB69.5 million classified as restricted cash. The annual interest rate of borrowings is approximately 3%.

        As of June 30, 2016, the Group obtained three borrowings of RMB830.7 million (US$125 million) in aggregate collateralized by a bank deposit of RMB60 million classified as restricted cash. The annual interest rate of borrowings is approximately from 1.6% to 2.0%.

        As of June 30, 2016, the Group obtained six borrowings of RMB2.5 billion in aggregate. The annual interest rate of borrowings is approximately from 3.9% to 4.3%.

        As of June 30, 2016, the Group obtained four borrowings of RMB27 million (EUR3.7 million) in aggregate. The annual interest rate of borrowings is approximately from 2.3% to 2.9%.

        As of June 30, 2016, the Group obtained one borrowings of RMB643.5 million (US$99 million) in aggregate collateralized by a bank deposit of RMB650 million classified as restricted cash. The annual interest rate of borrowings is approximately 1.6%.

        The short-term borrowing contain covenants including, among others, limitation on liens, consolidation, merger and sale of the Company's assets. The Company is in compliance with all of the loan covenants as of December 31, 2015 and June 30, 2016.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

5. SHORT-TERM DEBT (Continued)

        In June 2015, Qunar issued US$ 500 million, 2% interest rate convertible senior notes due 2021 (the "Qunar CB") to several institutional investors (the "CB Holders"). The Qunar CB included a Make-Whole provision, where the CB Holders were granted a right to convert the Qunar CB into Qunar's ADS at an increased conversion rate (the "Make-Whole Rate") or request redemption at an equivalent dollar amount in the event of certain fundamental changes of Qunar, including change in shareholding over 10%. In October 2015, Ctrip obtained 45% equity interest of Qunar from Baidu which triggered the Make-Whole provision. In December 2015, Ctrip entered into agreements with the CB Holders to settle all the outstanding Qunar CB at a consideration equal to the value of Qunar ADS as if were converted at the Make-Whole Rate. The total consideration included US$ 314 million (Rmb 2,033 million) in cash and 1,044,805 ordinary shares of Ctrip with the aggregated amount of RMB3.9 billion. Such liability of Qunar CB is considered as assumed liability by the Company for Qunar and was charged in pre-acquisition of Qunar. The settlement was paid in January 2016.

6. RELATED PARTY TRANSACTIONS

        During the six-month ended June 30, 2015 and 2016, significant related party transactions were as follows:

	Six-month period end June 30, 2015	Six-month period end June 30, 2016
	RMB	RMB
Commissions from eLong(a)	—	89,282,609
Commissions from Homeinns(a)	16,072,880	13,430,929
Commissions from Hanting(a)	5,883,823	4,320,501
Commissions from Tujia(a)	—	410,132
Repayment of entrusted loan and interest from Baidu(b)	—	652,299,803
Shareholders' loan interest to Skyseas(c)	7,402,544	8,452,564
Commissions to eLong(d)	—	33,121,087
Commissions to LY.com(d)	36,471,322	25,746,549
Online marketing service from Baidu(e)	—	116,837,177
Repayment of entrusted loan and interest to Baidu(f)	—	1,837,384,234
Purchase of tour package from Ananda Travel Service (Aust.) Pty Limited ("Ananda")(g)	6,485,496	8,427,970

(a)
eLong, Homeinns, Hanting and Tujia have entered into agreements with the Company, respectively, to provide hotel rooms for our customers. The transactions above represent the commissions earned from these related parties. Please refer to Note 3 for details of the investments in these related parties.

(b)
On October 27, 2015, Qunar granted a loan amounting to RMB650 million (US$100 million) to Baidu. The loan bore an interest at 1.00% with a repayment term of 12 months. Qunar received the repayment in March, 2016.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

6. RELATED PARTY TRANSACTIONS (Continued)

(c)
In 2014, the Company provided shareholder's loan of US$80 million to Skyseas. The interest rate is 3% per annum currently and shall be subject to annual review and adjustment with mutual consent. The loan is guaranteed by a vessel mortgage and shall be paid back by installments through 2020. The interest for the six-month period ended June 30, 2015 and 2016 is presented as above.

(d)
The Company entered into agreements to provide hotel rooms to eLong and LY.com. The transactions above represent the commissions paid to these related parties.

(e)
The Company and its online marketing service supplier, Baidu, which is also the major shareholder of the Company, have entered into marketing service agreements starting from November, 2015. Marketing service expense for the six-month period ended June 30, 2016 is presented as above.

(f)
On March 12 and May 4, 2015, Qunar drew down RMB507 million and RMB627 million pursuant to the revolving credit facility agreement with Baidu. In March 2016, Qunar repaid these loans and the facility agreement was terminated. In addition, On October 26, 2015, Qunar was granted a loan amounting to RMB640 million (US$99 million) from Baidu Times. The loan bore an interest at 4.14% with a repayment term of 12 months. Qunar repaid the loan in March, 2016.

(g)
The Company's tour package supplier, Ananda is an associate of Wing On Travel, a HK incorporated subsidiary of the Company. Tour package purchase from Ananda for the six-month periods ended June 30, 2015 and 2016 is presented as above.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

6. RELATED PARTY TRANSACTIONS (Continued)

        As of December 31, 2015 and June 30, 2016, significant balances with related parties were as follows:

	December 31, 2015	June 30, 2016
	RMB	RMB
Due from related parties, current:
Due from Baidu(a)	788,860,421	429,291,931
Due from eLong	34,515,489	107,117,483
Due from Skyseas	56,727,885	93,934,813
Due from LY.com	33,051,263	55,270,305
Due from Hanting	8,825,089	6,514,153
Due from Homeinns	6,856,120	5,774,751
Due from Tujia	2,955,191	782,583
Due from others	30,000,000	59,310,331

	961,791,458	757,996,350

Due from related parties, non-current:
Due from Skyseas	543,911,586	566,089,873

	543,911,586	566,089,873

Due to related parties, current:
Due to eLong	165,436,171	411,873,004
Due to Baidu(a)	1,891,209,753	71,929,345
Due to LY.com	2,709,193	5,447,337
Due to Ananda	2,523,692	4,638,954
Due to Hanting	1,087,144	1,010,785
Due to Homeinns	—	124,124

	2,062,965,953	495,023,549

(a)
On June 1, 2015, Qunar and Baidu entered into a business cooperation agreement, under which Baidu agreed to grant Qunar an exclusive right to integrate its hotel information and products into the personal computer and mobile versions of Baidu Maps. Qunar will display location-based hotel data through the Baidu Maps interface. Users can click on the displayed hotels to view hotels and to complete bookings. Qunar pays Baidu service commission at a certain percentage of gross revenue Qunar earns in exchange for the services provided by Baidu. This agreement expired in May 2016 subject to renewal negotiation between both parties. As of December 31, 2015 and June 30, 2016, the outstanding balance related to business cooperation agreement amounted to RMB 138 million and RMB 429 million respectively.

On February 27, 2014, Qunar obtained a revolving credit facility of US$300,000,000 from Baidu. The three-year credit facility bears no commitment fee. Any drawdown bears interest at a rate of 90% of the benchmark lending rate published by the People's Bank

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

6. RELATED PARTY TRANSACTIONS (Continued)

  of China and shall be repaid within three years from the drawdown date. Qunar is allowed to repay its outstanding debt obligation at maturity either by cash or by issuance of Class B shares. The applicable share conversion price will be determined by the prevailing share price at the maturity date. On March 12 and May 4, 2015, Qunar drew down RMB507 million (US$78 million) and RMB627 million (US$97 million) respectively from the credit facility. In March 2016, Qunar repaid these loans and the facility agreement was terminated. The repayment was reported in "Repayment of loans due to related parties" in the statement of cash flow.

  On October 27, 2015, Qunar granted a loan amounting to RMB650 million (US$100 million) to Baidu. The loan bore an interest at 1.00% with a repayment term of 12 months. As of December 31, 2015, the outstanding entrusted loan and interest to Baidu amounted to RMB 651 million. Qunar received the repayment in March, 2016. In connection with the loan granted to Baidu, Qunar was granted a loan amounting to RMB640 million (US$99 million) from Baidu Times. The loan bore an interest at 4.14% with a repayment term of 12 months. Qunar repaid the loan in March, 2016. The Company had evaluated both substance and form of these loans arrangements with Baidu. Given that the loan granted to Baidu is solely for the consideration the currency access to RMB and is also dependent on the receipt of the loan provided by Baidu, and also taking into account of the significant net cash in flow as a result of all the loans arrangements with Baidu during the periods, the Company believes these arrangements have the primary purpose and intent in common to finance Qunar and therefore are reported as financing activities in the statement of cash flow on a gross basis according to the forms of the arrangements.

7. TAXATION

Cayman Islands

        Under the current laws of Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

        The Company's subsidiaries incorporated in the Hong Kong are subject to Hong Kong Profits Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong.

Taiwan

        The Company's consolidated entities registered in the Taiwan are subject to Taiwan Enterprise Income Tax on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant Taiwan income tax laws. The applicable tax rate is 17% in Taiwan.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

7. TAXATION (Continued)

The PRC

        The Company's subsidiaries and VIEs registered in the PRC are subject to PRC Corporate Income Tax ("CIT") on the taxable income as reported in their respective statutory financial statements adjusted in accordance with relevant PRC income tax laws.

        The PRC CIT laws apply a general enterprise income tax rate of 25% to both foreign-invested enterprises and domestic enterprises. Preferential tax treatments are granted to enterprises, which conduct business in certain encouraged sectors and to enterprises otherwise classified as a High and New Technology Enterprise ("HNTE"). Being qualified as HNTE, Ctrip Computer Technology, Ctrip Travel Information and Ctrip Travel Network are entitled to a preferential CIT rate of 15% from 2014 to 2016 and JointWisdom is entitled to a preferential CIT rate of 15% from 2015 to 2017.

        In 2012, Chengdu Ctrip and Chengdu Ctrip International obtained approval from local tax authorities to apply the 15% preferential tax rate from 2012 to 2015 as qualified as Enterprises falling within the Catalog of Encouraged Industries in the Western Region ("Old Catalog"). In 2013, Chengdu Information Technology Co., Ltd. ("Chengdu Information") obtained approval from local tax authorities to apply the 15% tax rate from 2013 to 2016. In 2014, a new Catalog of Encouraged Industries in the Western Region ("New Catalog") has been released. Under the "New Catalog", these subsidiaries may apply the 15% rate for CIT filing upon agreement by the in-charge tax authorities.

        Pursuant to the PRC CIT Law, all foreign invested enterprises in the PRC are subject to the withholding tax for their earnings generated after January 1, 2008. The Company expects to indefinitely reinvest undistributed earnings generated after January 1, 2008 in the onshore PRC entities. As a result, no deferred tax liability was provided on the outside basis difference from undistributed earnings after January 1, 2008.

  Composition of income tax expense

        The current and deferred portion of income tax expense included in the consolidated statements of income for the six-month period ended June 30, 2015 and 2016 were as follows:

	Six-month period ended June 30, 2015	Six-month period ended June 30, 2016
	RMB	RMB
Current income tax expense	122,438,605	254,836,226
Deferred tax benefit	(84,826,416)	(108,320,437)

Income tax expense	37,612,189	146,515,789

        Income tax expense was RMB147 million in the six-month period ended June 30, 2016, increase from RMB 38 million in the same period in 2015. The effective income tax rate in six-month period ended June 30, 2016 and 2015 were –7.7% and –104.8% respectively, the flux was mainly attributable to the change of non-deductible share based compensation expenses as well as the valuation allowance provided in the respective periods.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

7. TAXATION (Continued)

        As of December 31, 2015 and June 30, 2016, valuation allowance of RMB31 million and RMB55 million was provided for operating loss carry forwards related to certain subsidiary based on then assessment where it is more likely than not that such deferred tax assets will not be realized. If events were to occur in the future that would allow us to realize more of our deferred tax assets than the presently recorded net amount, an adjustment would be made to the deferred tax assets that would increase income for the period when those events occurred.

        As of June 30, 2016, the Group had net operating tax loss carry forwards amounted to RMB2.1 billion which will expire from 2016 to 2019 if not used.

        The provisions for income taxes for the six-month period ended June 30, 2015 and 2016 differ from the amounts computed by applying the CIT primarily due to preferential tax rate enjoyed by certain of the Company's subsidiaries and VIEs in the PRC.

        The following table sets forth the effect of preferential tax on China operations:

	Six-month period end June 30, 2015	Six-month period end June 30, 2016
	RMB	RMB
Tax holiday effect	46,395,517	28,535,766
Basic net income per ADS effect	0.16	0.06
Diluted net income per ADS effect	0.15	0.06

8. LONG-TERM DEBT

	As of December 31, 2015	As of June 30, 2016
	RMB	RMB
2020 1% Convertible Senior Notes	4,534,460,000	4,652,130,000
2025 1.99% Convertible Senior Notes	2,591,120,000	2,658,360,000
Priceline 1% Convertible 2019 Notes	3,238,900,000	3,322,950,000
Priceline 1% Convertible 2020 Notes	1,619,450,000	1,661,475,000
Priceline 2% Convertible 2025 Notes	3,238,900,000	3,322,950,000
Hillhouse 2% 2025 Convertible Notes	3,238,900,000	3,322,950,000
Long-term loan	—	900,000,000
Less: Debt issuance cost	(107,121,740)	(103,246,828)

Total	18,354,608,260	19,737,568,172

        As of June 30, 2016, the fair value of the Company's long term debt, based on Level 2 inputs, was US$3 billion (RMB19.8 billion).

  Description of 2017 Convertible Senior Notes

        On September 24, 2012, the Company issued US$180 million in aggregate principle amount of 0.5% Convertible Senior Notes due September 15, 2017 (the "2017 Notes") at par. The 2017 Notes may be converted, under certain circumstances, based on an initial conversion rate of 51.7116 American

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

depository shares ("ADS") per US$1,000 principal amount of the 2017 Notes (which represents an initial conversion price of US$19.34 per ADS).

        The net proceeds to the Company from the issuance of the 2017 Notes were US$175 million. The Company pays cash interest at an annual rate of 0.5% on the 2017 Notes, payable semi-annually in arrears on March 15 and September 15 of each year, beginning March 15, 2013. Debt issuance costs were US$5.4 million and are being amortized to interest expense to the first put date of the 2017 Notes (September 15, 2015).

        The 2017 Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company's future indebtedness that is expressly subordinated in right of payment to the 2017 Notes, (2) equal in right of payment to any of the Company's future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company's subsidiaries and their other liabilities (including trade payables).

        Concurrently with the issuance of the 2017 Notes, the Company purchased a call option ("Purchased Call Option") and sold warrants ("Sold Warrants"). The separate Purchased Call Option and Sold Warrants are structured to reduce the potential future economic dilution associated with the conversion of the 2017 Notes and to increase the initial conversion price to US$26.37 per ADS. Each of these components is discussed separately below:

  Purchase Call Option

        Counterparty agreed to sell to the Company up to approximately 9.3 million shares of the Company's ADS, which is the number of ADS initially issuable upon conversion of the 2017 Notes in full, at a price of US$19.34 per ADS. The Purchased Call Option will be settled by the counterparty in ADSs and will terminate upon the maturity date of the 2017 Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the 2017 Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the 2017 Notes. Should there be an early termination of the Purchased Call Option, the number of ADSs potentially received by the Company will depend upon 1) the then existing overall market conditions, 2) the Company's stock price, 3) the volatility of the Company's stock, and 4) the amount of time remaining before expiration of the convertible note hedge.

  Sold Warrants

        The Company received US$26.6 million from the same counterparty from the sale of warrants to purchase up to approximately 9.3 million shares of the Company's ADS at an exercise price of US$26.37 per ADS. The warrants had an expected life of 5 years and expire on September 15, 2017. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of June 30, 2016, the warrants had not been exercised and remained outstanding.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

  Use of Proceeds

        The Company used a portion of the net proceeds of the offering to pay the associated cost of the convertible note hedge transaction, after such cost is partially offset by the proceeds to the Company from the sale of the warrant transaction. The remainder of the net proceeds from this offering is planned to be used for other general corporate purposes, including working capital needs and potential acquisitions of complementary businesses, as well as potential ADS repurchases and note retirement from time to time.

  Evaluation that transactions should be viewed as a single unit:

        In accordance with ASC 815-10-15, the Company concluded that the offering of the 2017 Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the 2017 Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the 2017 Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the 2017 Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

        The Company has accounted for the 2017 Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the 2017 Notes is measured by the cash received. As of December 31, 2015, RMB325 million (US$50 million) is reclassified as short-term debt to present the 2017 Notes may be redeemed within one year (Note 12).

        The key terms of the 2017 Notes are as follows:

  Redemption

  Contingent redemption option

        The 2017 Notes are not redeemable prior to the maturity date of September 15, 2017, except as described below. The holders of the 2017 Notes (the "Holders") have a non-contingent option to require the Company to repurchase for cash all or any portion of their 2017 Notes on September 15, 2015. The repurchase price will equal 100% of the principal amount of the 2017 Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the 2017 Notes at a purchase price equal to 100% of the principal amount of the 2017 Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the 2017 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

        The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the 2017 Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the 2017 Notes holder would recover all of their initial investment. Additionally, since the 2017 Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return.

  Non-contingent redemption option

        On or after September 15, 2015 (after year 3), the Holders have the right to require the issuer to redeem, at 100% of the loan's principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

        Since the Holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return. Therefore, the embedded repurchase feature (put option) is considered clearly and closely related to the debt host pursuant to ASC 815-15-25-1 and does not meet the requirements for bifurcation.

  Conversion

        The Holders may convert their 2017 Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$19.34 per ADS, at any time prior to the maturity date of September 15, 2017. Upon conversion of the 2017 Notes, the Company will deliver shares of the Company's ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its 2017 Notes in connection with such make-whole fundamental change.

        In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the 2017 Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity's own stock and classified in stockholders' equity.

  Early conversion of 2017 Convertible Senior Notes

        The Company offered the public tranche of the 2017 Notes holders to convert their 2017 Notes early, through an inducement. The inducement we offered included the original term's ratio for ADS conversion plus a cash incentive of 1.5%-2.0%. As a result of the inducement, for six-month period ended June 30, 2015 and 2016, US$4.3 million and US$15.8 million of the 2017 Notes was tendered, respectively, or 0.4 million ADS and 1 million ADS at the initial conversion rate of 51.7116 ADS per note, respectively. These conversions did not materially impact the current shares outstanding.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

  Early termination of Call Option

        The above early conversion of 2017 Convertible Senior Notes also resulted in an early termination of a call option we entered into during 2012, of which the Company has received US$ 11.6 million from this early termination.

  Description of 2018 Convertible Senior Notes

        On October 17, 2013, the Company issued US$800 million in aggregate principle amount of 1.25% Convertible Senior 2018 Notes due October 15, 2018 (the "2018 Notes") at par. The 2018 Notes may be converted, under certain circumstances, based on an initial conversion rate of 12.7568 American depository shares ("ADS") per US$1,000 principal amount of the 2018 Notes (which represents an initial conversion price of US$78.39 per ADS).

        The net proceeds to the Company from the issuance of the 2018 Notes were US$780 million. The Company pays cash interest at an annual rate of 1.25% on the 2018 Notes, payable semi-annually in arrears on April 15 and October 15 of each year, beginning April 15, 2014. Debt issuance costs were US$19.6 million and are being amortized to interest expense to the maturity date of the 2018 Notes (October 15, 2018).

        The 2018 Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company's future indebtedness that is expressly subordinated in right of payment to the 2018 Notes, (2) equal in right of payment to any of the Company's future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company's subsidiaries and their other liabilities (including trade payables).

        Concurrently with the issuance of the 2018 Notes, the Company purchased a call option ("Purchased Call Option") and sold warrants ("Sold Warrants"). The separate Purchased Call Option and Sold Warrants are structured to reduce the potential future economic dilution associated with the conversion of the 2018 Notes and to increase the initial conversion price to US$96.27 per ADS. Each of these components is discussed separately below:

  Purchase Call Option

        Counterparty agreed to sell to the Company up to approximately 10.2 million shares of the Company's ADS, which is the number of ADS initially issuable upon conversion of the 2018 Notes in full, at a price of US$78.39 per ADS. The Purchased Call Option will be settled in ADSs and will terminate upon the maturity date of the 2018 Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the 2018 Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the 2018 Notes. Should there be an early termination of the Purchased Call Option, the number of ADSs potentially received by the Company will depend upon 1) the then existing overall market conditions, 2) the Company's stock price, 3) the volatility of the Company's stock, and 4) the amount of time remaining before expiration of the convertible note hedge.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

  Sold Warrants

        The Company received US$77.2 million from the same counterparty from the sale of warrants to purchase up to approximately 10.2 million shares of the Company's ADS at an exercise price of US$96.27 per ADS. The warrants had an expected life of 5 years and expire on October 15, 2018. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of December 31, 2015, the warrants had not been exercised and remained outstanding.

  Use of Proceeds

        The Company used a portion of the net proceeds of the offering to pay the associated cost of the convertible note hedge transaction, after such cost is partially offset by the proceeds to the Company from the sale of the warrant transaction. The remainder of the net proceeds from this offering is planned to be used for other general corporate purposes, including working capital needs and potential acquisitions of complementary businesses, as well as potential ADS repurchases and note retirement from time to time.

  Evaluation that transactions should be viewed as a single unit:

        In accordance with ASC 815-10-15, the Company concluded that the offering of the 2018 Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the 2018 Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the 2018 Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the 2018 Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

        The Company has accounted for the 2018 Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the 2018 Notes is measured by the cash received. As of December 31, 2015, RMB5.2 billion (US$800 million) is reclassified as short-term debt to present the 2018 Notes may be redeemed within one year (Note 12)

        The key terms of the 2018 Notes are as follows:

  Redemption

  Contingent redemption option

        The 2018 Notes are not redeemable prior to the maturity date of October 15, 2018, except as described below. The holders of the 2018 Notes (the "Holders") have a non-contingent option to require the Company to repurchase for cash all or any portion of their 2018 Notes on October 15, 2016. The repurchase price will equal 100% of the principal amount of the 2018 Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

require the Company to purchase for cash all or any portion of the 2018 Notes at a purchase price equal to 100% of the principal amount of the 2018 Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the 2018 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

        The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the 2018 Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the 2018 Notes holder would recover all of their initial investment. Additionally, since the 2018 Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return.

  Non-contingent redemption option

        On or after October 15, 2016 (after year 3), the Holders have the right to require the issuer to redeem, at 100% of the loan's principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

        Since the Holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return. Therefore, the embedded repurchase feature (put option) is considered clearly and closely related to the debt host pursuant to ASC 815-15-25-1 and does not meet the requirements for bifurcation.

  Conversion

        The Holders may convert their 2018 Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$78.39 per ADS, at any time prior to the maturity date of October 15, 2018. Upon conversion of the 2018 Notes, the Company will deliver shares of the Company's ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its 2018 Notes in connection with such make-whole fundamental change.

        In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the 2018 Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity's own stock and classified in stockholders' equity.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

  Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

        As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature ("BCF"), as of commitment date as defined in ASC 470-20. There was no BCF attribute to the 2018 Notes as the set conversion price for the 2018 Notes was greater than the fair value of the ordinary share price at date of issuance.

        The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change; the number of shares issuable upon conversion will be increased. The Company will have to assess for the contingent BCF using a measurement date upon issuance of the 2018 Notes, upon occurrence of such adjustment. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815-40-55-46 (example 19), therefore the Company concludes that this feature is also considered indexed to its own stock.

  Accounting for Debt Issuance Costs:

        The debt issuance costs were recorded as reduction to the long term debt and are amortized as interest expense, using the effective interest method, over the term of the 2018 Notes.

  Accounting for Purchased Call Option:

        In accordance with ASC 815-10-15-83, the Purchased Call Option meets the definition of a derivative instrument. However, the scope exception in accordance with ASC 815-10-15-74 applies to the Purchased Call Option as it is indexed to its own stock, and the Purchased Call Option meets the requirements of ASC 815 and would be classified in stockholders' equity, therefore, the cost paid for Purchased Call Option was accounted for within stockholders' equity, and subsequent changes in fair value will not be recorded.

  Accounting for Issued Warrants:

        The Company assessed that the Issued Warrants are not liabilities within scope of ASC 480-10-25. The Issued Warrants are legally detachable from the 2018 Notes and Purchased Call Option and separately exercisable as such meets the definition of a freestanding derivative instrument pursuant to ASC 815. However, the scope exception in accordance with ASC 815-10-15-74 applies to Warrants and it meets the requirements of ASC 815 that would be classified in stockholders' equity. Therefore, the Warrants were initially accounted for within stockholders' equity, and subsequent changes in fair value will not be recorded.

  Description of 2020 Convertible Senior Notes

        On June 18, 2015, the Company issued US$700 million in aggregate principle amount of 1.00% Convertible Senior 2020 Notes due July 1, 2020 (the "2020 Notes") at par. The 2020 Notes may be converted, under certain circumstances, based on an initial conversion rate of 9.1942 American depository shares ("ADS") per US$1,000 principal amount of the 2020 Notes (which represents an initial conversion price of US$108.76 per ADS).

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

        The net proceeds to the Company from the issuance of the 2020 Notes were US$689 million. The Company pays cash interest at an annual rate of 1.00% on the 2020 Notes, payable semi-annually in arrears on January 1 and July 1 of each year, beginning January 1, 2016. Debt issuance costs were US$11.3 million and are being amortized to interest expense to the maturity date of the 2020 Notes (July 1, 2020).

        The 2020 Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company's future indebtedness that is expressly subordinated in right of payment to the 2020 Notes, (2) equal in right of payment to any of the Company's future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company's subsidiaries and their other liabilities (including trade payables).

        Concurrently with the issuance of the 2020 Notes, the Company purchased a call option ("Purchased Call Option") and sold warrants ("Sold Warrants"). The separate Purchased Call Option and Sold Warrants are structured to reduce the potential future economic dilution associated with the conversion of the 2020 Notes and to increase the initial conversion price to US$135.02 per ADS. Each of these components is discussed separately below:

  Purchase Call Option

        Counterparty agreed to sell to the Company up to approximately 6.4 million shares of the Company's ADS, which is the number of ADS initially issuable upon conversion of the 2020 Notes in full, at a price of US$108.76 per ADS. The Purchased Call Option will be settled in ADSs and will terminate upon the maturity date of the 2020 Notes. Settlement of the Purchased Call Option in ADSs, based on the number of ADSs issued upon conversion of the 2020 Notes, on the expiration date would result in the Company receiving shares equivalent to the number of shares issuable by the Company upon conversion of the 2020 Notes. Should there be an early termination of the Purchased Call Option, the number of ADSs potentially received by the Company will depend upon 1) the then existing overall market conditions, 2) the Company's stock price, 3) the volatility of the Company's stock, and 4) the amount of time remaining before expiration of the convertible note hedge.

  Sold Warrants

        The Company received US$84.4 million from the same counterparty from the sale of warrants to purchase up to approximately 6.4 million shares of the Company's ADS at an exercise price of US$135.02 per ADS. The warrants had an expected life of 5 years and expire on July 1, 2020. At expiration, the Company may, at its option, elect to settle the warrants on a net share basis. As of December 31, 2015, the warrants had not been exercised and remained outstanding.

  Use of Proceeds

        The Company used a portion of the net proceeds of the offering to pay the associated cost of the convertible note hedge transaction, after such cost is partially offset by the proceeds to the Company from the sale of the warrant transaction. The remainder of the net proceeds from this offering is

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

planned to be used for other general corporate purposes, including working capital needs and potential acquisitions of complementary businesses, as well as potential ADS repurchases and note retirement from time to time.

  Evaluation that transactions should be viewed as a single unit:

        In accordance with ASC 815-10-15, the Company concluded that the offering of the 2020 Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the 2020 Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the 2020 Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the 2020 Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

        The Company has accounted for the 2020 Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the 2020 Notes is measured by the cash received. As of December 31, 2015, RMB4.5 billion (US$700 million) is accounted as the value of the 2020 Notes in long-term debt.

        The key terms of the 2020 Notes are as follows:

  Redemption

  Contingent redemption option

        The 2020 Notes are not redeemable prior to the maturity date of July 1, 2020, except as described below. The holders of the 2020 Notes (the "Holders") have a non-contingent option to require the Company to repurchase for cash all or any portion of their 2020 Notes on July 1, 2018. The repurchase price will equal 100% of the principal amount of the 2020 Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the 2020 Notes at a purchase price equal to 100% of the principal amount of the 2020 Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the 2020 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

        The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the 2020 Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the 2020 Notes holder would recover all of their initial investment. Additionally, since the 2020 Notes holder can

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return.

  Non-contingent redemption option

        On or after July 1, 2018 (after year 3), the Holders have the right to require the issuer to redeem, at 100% of the loan's principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

        Since the Holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return. Therefore, the embedded repurchase feature (put option) is considered clearly and closely related to the debt host pursuant to ASC 815-15-25-1 and does not meet the requirements for bifurcation.

  Conversion

        The Holders may convert their 2020 Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$108.76 per ADS, at any time prior to the maturity date of July 1, 2020. Upon conversion of the 2020 Notes, the Company will deliver shares of the Company's ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its 2020 Notes in connection with such make-whole fundamental change.

        In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the 2020 Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity's own stock and classified in stockholders' equity.

  Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

        As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature ("BCF"), as of commitment date as defined in ASC 470-20. There was no BCF attribute to the 2020 Notes as the set conversion price for the 2020 Notes was greater than the fair value of the ordinary share price at date of issuance.

        The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change; the number of shares issuable upon conversion will be increased. The Company will have to assess for the contingent BCF using a measurement date upon issuance of the 2020 Notes, upon occurrence of such adjustment. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with ASC 815-40-55-46 (example 19), therefore the Company concludes that this feature is also considered indexed to its own stock.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

  Accounting for Debt Issuance Costs:

        The debt issuance costs were recorded as reduction to the long term debt and are amortized as interest expense, using the effective interest method, over the term of the 2020 Notes.

  Accounting for Purchased Call Option:

        In accordance with ASC 815-10-15-83, the Purchased Call Option meets the definition of a derivative instrument. However, the scope exception in accordance with ASC 815-10-15-74 applies to the Purchased Call Option as it is indexed to its own stock, and the Purchased Call Option meets the requirements of ASC 815 and would be classified in stockholders' equity, therefore, the cost paid for Purchased Call Option was accounted for within stockholders' equity, and subsequent changes in fair value will not be recorded.

  Accounting for Issued Warrants:

        The Company assessed that the Issued Warrants are not liabilities within scope of ASC 480-10-25. The Issued Warrants are legally detachable from the 2020 Notes and Purchased Call Option and separately exercisable as such meets the definition of a freestanding derivative instrument pursuant to ASC 815. However, the scope exception in accordance with ASC 815-10-15-74 applies to Warrants and it meets the requirements of ASC 815 that would be classified in stockholders' equity. Therefore, the Warrants were initially accounted for within stockholders' equity, and subsequent changes in fair value will not be recorded.

  Description of 2025 Convertible Senior Notes

        On June 18, 2015, the Company issued US$400 million in aggregate principle amount of 1.99% Convertible Senior Notes due July 1, 2025 (the "2025 Notes") at par. The 2025 Notes may be converted, under certain circumstances, based on an initial conversion rate of 9.3555 American depository shares ("ADS") per US$1,000 principal amount of the 2025 Notes (which represents an initial conversion price of US$106.89 per ADS).

        The net proceeds to the Company from the issuance of the 2025 Notes were US$393 million. The Company pays cash interest at an annual rate of 1.99% on the 2025 Notes, payable semi-annually in arrears on January 1 and July 1 of each year, beginning January 1, 2016. Debt issuance costs were US$6.8 million and are being amortized to interest expense to the maturity date of the 2025 Notes (July 1, 2025).

        The 2025 Notes are general senior unsecured obligations and rank (1) senior in right of payment to any of the Company's future indebtedness that is expressly subordinated in right of payment to the 2025 Notes, (2) equal in right of payment to any of the Company's future indebtedness and other liabilities of the Company that are not so subordinated, (3) junior in right of payment to any of the Company's secured indebtedness to the extent of the value of the assets securing such indebtedness and (4) structurally junior to all future indebtedness incurred by the Company's subsidiaries and their other liabilities (including trade payables).

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

  Use of Proceeds

        The Company used a portion of the net proceeds of the offering to pay the associated cost of the convertible note hedge transaction, after such cost is partially offset by the proceeds to the Company from the sale of the warrant transaction. The remainder of the net proceeds from this offering is planned to be used for other general corporate purposes, including working capital needs and potential acquisitions of complementary businesses, as well as potential ADS repurchases and note retirement from time to time.

  Evaluation that transactions should be viewed as a single unit:

        In accordance with ASC 815-10-15, the Company concluded that the offering of the 2025 Notes, Purchased Call Option and the Issued Warrants (1) do not entail the same risks as the 2025 Notes involve interest, credit and equity risks, whereas the Purchased Call Option and Issued Warrants transaction was intended to reduce the equity dilution risk for the Company and (2) have a valid business purpose and economic need for structuring the transactions separately as the Company wanted to mitigate future dilution upon conversion of the 2025 Notes, as such required that the purchased call option is an American style option which is physical settled whereas the warrant is a European style instrument that allows net share settlement or cash settlement at the choice of the Company. Therefore, the offering of the 2025 Notes, Purchased Call Option and Issued Warrants transactions should be accounted for as separate transactions.

        The Company has accounted for the 2025 Notes in accordance with ASC 470, as a single instrument as a long-term debt. The value of the 2025 Notes is measured by the cash received. As of December 31, 2015, RMB2.6 billion (US$400 million) is accounted as the value of the 2025 Notes in long-term debt.

        The key terms of the 2025 Notes are as follows:

  Redemption

  Contingent redemption option

        The 2025 Notes are not redeemable prior to the maturity date of July 1, 2025, except as described below. The holders of the 2025 Notes (the "Holders") have a non-contingent option to require the Company to repurchase for cash all or any portion of their 2025 Notes on July 1, 2020. The repurchase price will equal 100% of the principal amount of the 2025 Notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. If a fundamental change (as defined in the Indenture) occurs prior to the maturity date, the Holders may require the Company to purchase for cash all or any portion of the 2025 Notes at a purchase price equal to 100% of the principal amount of the 2025 Notes to be purchased plus accrued and unpaid interest, if any, to, but excluding, the fundamental change purchase date. The Holders have the option to require the Company to repurchase the 2025 Notes, in whole or in part, in the event of a fundamental change for an amount equal to the 100% of the principal amount and any accrued and unpaid interest in the event of fundamental changes. The Company believes that the likelihood of occurrence of events considered a fundamental change is remote.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

        The contingent redemption option is assessed in accordance with ASC 815-15-25-42. The contingent redemption option is considered clearly and closely related to its debt host and does not meet the requirement for bifurcation as the 2025 Notes were issued at par and the repurchase feature requires the issuer to settle the option by delivering par plus accrued and unpaid interest, the 2025 Notes holder would recover all of their initial investment. Additionally, since the 2025 Notes holder can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return.

  Non-contingent redemption option

        On or after July 1, 2020 (after year 5), the Holders have the right to require the issuer to redeem, at 100% of the loan's principal amount plus accrued and unpaid interest, in which circumstance the Holders would recover substantially all of their initial investment.

        Since the Holders can only recover its initial investment upon exercise of its option, there are no interest rate scenarios under which the embedded derivative would at least double the investor's initial rate of return. Therefore, the embedded repurchase feature (put option) is considered clearly and closely related to the debt host pursuant to ASC 815-15-25-1 and does not meet the requirements for bifurcation.

  Conversion

        The Holders may convert their 2025 Notes in integral multiples of US$1,000 principle amount at an initial conversion rate of US$108.76 per ADS, at any time prior to the maturity date of July 1, 2025. Upon conversion of the 2025 Notes, the Company will deliver shares of the Company's ADS. The conversion rate is subject to adjustment in certain events, such as distribution of dividends and stock splits. In addition, upon a make-whole fundamental change (as defined in the Indenture), the Company will, under certain circumstances, increase the applicable conversion rate for a holder that elects to convert its 2025 Notes in connection with such make-whole fundamental change.

        In accordance with ASC 815-10-15-83, the conversion option meets the definition of a derivative. However, bifurcation of conversion option from the 2025 Notes is not required as the scope exception prescribed in ASC 815-10-15-74 is met as the conversion option is considered indexed to the entity's own stock and classified in stockholders' equity.

  Assessment of Beneficial Conversion Feature and Contingent Beneficial Conversion Feature:

        As the conversion options are not bifurcated, the Company has assessed the beneficial conversion feature ("BCF"), as of commitment date as defined in ASC 470-20. There was no BCF attribute to the 2025 Notes as the set conversion price for the 2025 Notes was greater than the fair value of the ordinary share price at date of issuance.

        The Holders have the option to convert upon a fundamental change, if Holders decide to convert in connection with a fundamental change; the number of shares issuable upon conversion will be increased. The Company will have to assess for the contingent BCF using a measurement date upon issuance of the 2025 Notes, upon occurrence of such adjustment. The settlement of the conversion is based on a make-whole provision resulting from a fundamental change, this feature is consistent with

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

8. LONG-TERM DEBT (Continued)

ASC 815-40-55-46 (example 19), therefore the Company concludes that this feature is also considered indexed to its own stock.

  Accounting for Debt Issuance Costs:

        The debt issuance costs were recorded as reduction to the long term debt and are amortized as interest expense, using the effective interest method, over the term of the 2025 Notes.

  Description of Priceline and Hillhouse Notes

        On August 7, 2014, the Company issued Convertible Senior Notes (the "Priceline 2019 Notes") at an aggregate principal amount of US$500 million to the Priceline Group. The Priceline 2019 Notes are due on August 7, 2019 and bear interest of 1% annually which will be paid semi-annually beginning on February 7, 2015. The Priceline 2019 Notes will be convertible into the Company's American Depositary Shares ("ADSs") with an initial conversion price of approximately US$81.36 per ADS.

        On May 26, 2015, the Company issued Convertible Senior Priceline Notes (the "Priceline 2020 Notes") at an aggregate principal amount of US$250 million to the Priceline Group. The Priceline 2020 Notes are due on May 26, 2020 and bear interest of 1% annually which will be paid semi-annually beginning on November 29, 2015. The Priceline 2020 Notes will be convertible into the Company's American Depositary Shares ("ADSs") with an initial conversion price of approximately US$104.27 per ADS.

        On December 10, 2015, the Company issued Convertible Senior Notes at an aggregate principal amount of US$1 billion to the Priceline Group and Hillhouse (the "Priceline and Hillhouse Notes"). The Priceline and Hillhouse Notes are due on December 11, 2025 and bear interest of 2% annually which will be paid semi-annually beginning on June 11, 2016. The Priceline and Hillhouse Notes will be convertible into the Company's American Depositary Shares ("ADSs") with an initial conversion price of approximately US$68.46 per ADS.

        The Company has accounted for the Priceline and Hillhouse Notes in accordance with ASC 470, as a single instrument within the consolidated financial statements. The value of the Priceline and Hillhouse Notes is measured by the cash received. The Company recorded the interest expenses according to its annual interest rate.

        The Company has assessed the beneficial conversion feature ("BCF") of the above Priceline and Hillhouse Notes, as of commitment date as defined in ASC 470-20. There was no BCF attribute to the above Priceline Notes as the set conversion price for the above Priceline Notes was greater than the fair value of the ordinary share price at date of issuance.

        In addition, the Company has granted the Priceline Group permission to acquire the Company's shares in the open market over the next twelve months, so that combined with the shares convertible under the bond, the Priceline Group may hold up to 15% of the Company's outstanding shares. As the potential purchase will be conducted by the market price, there is no accounting implication.

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

9. NON-CONTROLLING INTERESTS

        Non-controlling interests include the common shares in the consolidated subsidiaries or VIE subsidiaries and preferred shares issued by the Company's subsidiaries. The balance is summarized as follows:

	As of December 31, 2015	As of June 30, 2016
	RMB	RMB
Qunar and subsidiaries	17,855,897,129	2,201,219,180
An offline travel agency	455,614,677	459,694,191
Travelfusion	289,875,458	299,237,266
An online trip package service provider	134,586,452	131,280,808
A technology company focusing on hotel customer reviews	262,762,132	254,344,728
ezTravel	23,707,599	24,159,071
Others	111,754,800	237,102,252

	19,134,198,247	3,607,037,496

10. EARNINGS PER SHARE

        Basic earnings per share and diluted earnings per share were calculated as follows:

	Six-month period ended June 30, 2015	Six-month period ended June 30, 2016
	RMB	RMB
Numerator:
Net income/(loss) attributable to Ctrip's shareholders	16,791,741	(2,099,936,625)
Eliminate the dilutive effect of interest expense of convertible notes	—	—

Numerator for diluted earnings/(loss) per share	16,791,741	(2,099,936,625)

Denominator:
Denominator for basic earnings per ordinary share—weighted average ordinary shares outstanding	35,646,304	57,153,857
Dilutive effect of share options	2,587,381	—
Dilutive effect of convertible bond sold warrants	484,527	—

Denominator for diluted earnings per ordinary share	38,718,212	57,153,857

Basic earnings/(losses) per ordinary share	0.47	(36.74)

Diluted earnings/(losses) per ordinary share	0.43	(36.74)

Basic earnings/(losses) per ADS	0.06	(4.59)

Diluted earnings/(losses) per ADS	0.05	(4.59)

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

10. EARNINGS PER SHARE (Continued)

        Note *—On December 1, 2015, the Company changed the ratio of its American depositary shares ("ADSs") to ordinary shares from four (4) ADSs representing one (1) ordinary share to eight (8) ADSs representing one (1) ordinary share. The earning per share of the Company for the periods presented in this financial statement has been retrospectively adjusted to reflect such effect.

        The 2017 convertible senior notes, 2018 convertible senior notes, 2020 convertible senior notes, 2025 convertible senior notes and the Priceline convertible notes were not included in the computation of diluted EPS in the six-month period ended June, 30, 2016 because the inclusion of such instrument would be anti-dilutive.

        For the six-month period ended June 30, 2015 and 2016, the Company had securities which could potentially dilute basic earnings per share in the future, which were excluded from the computation of diluted earnings per share as their effects would have been anti-dilutive. Such weighted average numbers of ordinary shares outstanding are as following:

	Six-month period ended June 30, 2015	Six-month period ended June 30, 2016
2017 convertible senior notes	873,322	444,203
2018 convertible senior notes	2,551,360	2,551,360
2020 convertible senior notes	53,337	1,608,985
2025 convertible senior notes	31,013	935,550
Priceline convertible 2019 notes	1,536,338	1,536,338
Priceline convertible 2020 notes	105,971	599,400
Priceline convertible 2025 notes	—	912,919
A long-term equity investment firm notes	—	912,919
Outstanding weighted average stock options	92,914	3,645,893
Sold Warrants	—	307,202

	5,244,255	13,454,769

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

        The Company has entered into leasing arrangements relating to office premises that are classified as operating leases as of June 30, 2016. Future minimum lease payments for non-cancelable operating leases are as follows:

Office Premises
RMB
Less than 1 year	231,371,187
1 - 2 years	63,409,084
2 - 3 years	24,509,694
3 - 4 years	3,564,584
4 - 5 years	1,500,726
Thereafter	2,455,468

326,810,743

        Rental expense amounted to RMB94 million and RMB202 million for the six-month period ended June 30, 2015 and 2016, respectively. Rental expense is charged to the statements of income and comprehensive income when incurred.

Capital commitments

        As of June 30, 2016, the Company had outstanding capital commitments totaling RMB86 million, which consisted of capital expenditures of property, equipment and software.

Guarantee

        In connection with our air ticketing business, the Group is required by the Civil Aviation Administration of China, International Air Transport Association, and local airline companies to pay deposits in order to or to provide other guarantees obtain blank air tickets. As of June 30, 2016, the amount under these guarantee arrangements was approximately RMB892 million.

        Based on historical experience and information currently available, we do not believe that it is probable that we will be required to pay any amount under these guarantee arrangements. Therefore, we have not recorded any liability beyond what is required in connection with these guarantee arrangements.

Contingencies

        The Company is not currently a party to any pending material litigation or other legal proceeding or claims.

        The Company is incorporated in Cayman Islands and is considered as a foreign entity under PRC laws. Due to the restrictions on foreign ownership of the air-ticketing, travel agency, advertising and internet content provision businesses, the Company conducts these businesses partly through various VIEs. These VIEs hold the licenses and approvals that are essential for the Company's business operations. In the opinion of the Company's PRC legal counsel, the current ownership structures and

CTRIP.COM INTERNATIONAL, LTD.

Notes to the unaudited interim condensed consolidated financial statements (Continued)

(Amounts expressed in RENMINBI (RMB) unless otherwise stated)

11. COMMITMENTS AND CONTINGENCIES (Continued)

the contractual arrangements with these VIEs and their shareholders as well as the operations of these VIEs are in compliance with all existing PRC laws, rules and regulations. However, there may be changes and other developments in PRC laws and regulations. Accordingly, the Company cannot be assured that PRC government authorities will not take a view in the future contrary to the opinion of the Company's PRC legal counsel. If the current ownership structures of the Company and its contractual arrangements with VIEs were found to be in violation of any existing or future PRC laws or regulations, the Company may be required to restructure its ownership structure and operations in China to comply with changing and new Chinese laws and regulations.

QuickLinks

  Exhibit 99.1
CTRIP.COM INTERNATIONAL, LTD. Unaudited interim condensed consolidated statements of income and comprehensive income for the six-month periods ended June 30, 2015 and 2016
CTRIP.COM INTERNATIONAL, LTD. Unaudited interim condensed consolidated balance sheets as of December 31, 2015 and June 30, 2016
CTRIP.COM INTERNATIONAL, LTD. Unaudited interim condensed consolidated statements of cash flows for the six-month periods ended June 30, 2015 and 2016
CTRIP.COM INTERNATIONAL, LTD. Notes to the unaudited interim condensed consolidated financial statements (Amounts expressed in RENMINBI (RMB) unless otherwise stated)